EXHIBIT 99.1
                                                                    ------------

--------------------------------------------------------------------------------
[GRAPHIC AND PHOTOGRAPHS OMITTED]               |     [LOGO - CANADIAN NATURAL]
                                                |
       THE PREMIUM VALUE,                       |      SECOND QUARTER REPORT
   DEFINED GROWTH, INDEPENDENT                  |------------------------------
                                                          SIX MONTHS ENDED
                                                            JUNE 30, 2006
--------------------------------------------------------------------------------

                 CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
          RECORD QUARTERLY PRODUCTION AND STRONG QUARTERLY CASH FLOW

In commenting on second quarter 2006 results, Canadian Natural's Chairman, Allan Markin stated, "It was another record quarter for Canadian Natural as we continue to execute our defined plan for profitable growth. We achieved record quarterly production results from our North America operations for both crude oil and natural gas. Internationally, the West Espoir development came on stream last week from the initial production well. The Field will continue to ramp towards targeted peak production of 13,000 barrels of oil equivalent per day in early 2007. Our record production levels reflect the performance of our natural gas drilling program and the work of our project teams in our crude oil areas. At our Horizon Oil Sands Project, we remain slightly ahead of schedule and continue to track to budget targets due to maintaining focus on execution. This has been helped in large part by the significant amount of front end engineering that was completed prior to project sanction. Our people and contractors are finding new and innovative ways of doing things, which will help us to deliver this world class project."

John Langille, Vice-Chairman, commented "Seasonably low heavy crude oil differentials combined with the impact of the reversal of certain pipelines to the US Gulf Coast helped deliver record realized wellhead heavy crude oil pricing during the second quarter. This heavy crude oil pricing helped deliver strong cash flow for the quarter and six month period. This strong cash flow, combined with the continued management of our capital costs means that we still expect to exit 2006 with an exceptionally strong balance sheet, with debt to cash flow targeted under 1.2 times and debt to book capitalization targeted below the current level of 35% despite the expenditure of $2.7 billion on Horizon."

Canadian Natural's President and Chief Operating Officer, Steve Laut, in commenting on the Company's quarter end stated, "Canadian Natural's asset base is strong, delivering another quarter of record production and 10% year over year production growth. We continue to maintain control of our costs in this highly inflationary environment and continue to execute our strategy to optimize capital allocation and maximize value. In Q2/06 we reallocated capital from natural gas to crude oil, and in the second half of 2006 we will continue this trend by deferring an additional 308 natural gas wells as we effectively manage our portfolio. Canadian Natural's ability to allocate capital to maximize value, while maintaining focus on our large projects at Horizon, Primrose and Offshore West Africa, reflect the strength of our assets, our operating philosophy and the dedication of our people."

HIGHLIGHTS
                                                           Quarterly Results                  Six Month Results
                                              -------------                             -----------
($ millions, except as noted)                        Q2/06         Q1/06        Q2/05         2006           2005
------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                            $     1,038   $        57   $      219   $    1,095     $     (205)
     per common share, basic                   $      1.93   $      0.11   $     0.41   $     2.04     $    (0.38)
Adjusted net earnings from operations(1)       $       514   $       268   $      460   $      782     $      840
     per common share, basic                   $      0.96   $      0.50   $     0.86   $     1.46     $     1.57
Cash flow from operations(2)                   $     1,287   $     1,039   $    1,136   $    2,326     $    2,145
     per common share, basic                   $      2.40   $      1.93   $     2.12   $     4.33     $     4.00
Capital expenditures, net of dispositions      $     1,558   $     2,309   $      609   $    3,867     $    1,981
Debt to book capitalization(3)                         35%           34%          35%          35%            35%
Daily production, before royalties
     Natural gas (mmcf/d)                            1,475         1,436        1,454        1,456          1,455
     Crude oil and NGLs (bbl/d)                    338,852       323,662      289,064      331,299        288,437
     Equivalent production (boe/d)                 584,611       563,027      531,380      573,879        530,851
==================================================================================================================

(1) ADJUSTED NET EARNINGS FROM OPERATIONS IS A NON-GAAP TERM THAT THE COMPANY UTILIZES TO EVALUATE ITS PERFORMANCE. THE DERIVATION OF THIS ITEM IS DISCUSSED IN MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A").
(2) CASH FLOW FROM OPERATIONS IS A NON-GAAP TERM THAT THE COMPANY CONSIDERS KEY AS IT DEMONSTRATES ITS ABILITY TO FUND CAPITAL REINVESTMENT AND DEBT REPAYMENT. THE DERIVATION OF THIS ITEM IS DISCUSSED IN THE MD&A.
(3)  INCLUDES CURRENT PORTION OF LONG-TERM DEBT.

o Quarterly cash flow of $1,287 million, a 13% increase over Q2/05 and 24% increase over Q1/06, is due to higher sales revenues, primarily from the Primrose thermal heavy oil operations combined with better heavy oil price realizations. Sales revenues were reduced by inventoried international production that was produced but not sold by quarter end, which would have added approximately $60 million of cash flow from operations in Q2/06.

o Quarterly net earnings of $1,038 million, representing a 374% increase over Q2/05 and an 18-fold increase over Q1/06. Q2/06 net earnings included a benefit of $438 million for the effect of statutory income tax rate changes in Canada on future income tax liabilities.

o Strong quarterly adjusted net earnings from operations of $514 million, 12% higher than Q2/05 results and a 92% increase over Q1/06.

o Strong balance sheet with debt to book capitalization at 35% and debt to EBITDA at 0.9x.

o Quarterly production volumes 10% higher than Q2/05 and 4% higher than Q1/06.

o Crude oil volumes increased 17% from Q2/05 and 5% from Q1/06 levels as a result of increased production from heavy crude oil operations at Primrose and Pelican Lake.

o Record North America natural gas production in Q2/06 represented an increase of 1% over Q2/05 and 3% from Q1/06 reflecting the impact of the 2006 winter drilling program.

o    Completed  a  Q2/06  drilling   program  of  129  net  wells,   excluding
     stratigraphic   test  and  service  wells,  with  a  95%  success  ratio,
     reflecting Canadian Natural's strong, predictable, low-risk asset base.

o Maintained strong undeveloped conventional land base in Canada of 11.0 million net acres - a key asset in today's highly competitive industry.


  2                                       CANADIAN NATURAL RESOURCES LIMITED
==============================================================================

o The Horizon Oil Sands Project ("Horizon Project"), continues to track to budget targets and slightly ahead of schedule, with site preparation and construction work benefiting from the use of off-site modularization and better than forecast labour productivity.

o Continued production improvements at Pelican Lake Field arising from new drilling activity and expansion of enhanced crude oil recovery strategies. Pelican Lake crude oil production averaged approximately 30,000 bbl/d during the quarter, up 48% or approximately 10,000 bbl/d from Q2/05 and up approximately 1,000 bbl/d from Q1/06 primarily as a result of the success of the commercial water flood project.

o At Primrose, new production pads from the Primrose North steam facility reached peak production rates of 30,000 bbl/d and as a result production is currently in excess of 70,000 bbl/d.

o Mobilized the drilling rig to West Espoir and are currently undertaking a 10 well drilling program, which saw initial production at the end of July at gross field rates of 3,800 bbl/d of light crude oil on the first well with eventual peak net Field production of approximately 13,000 boe/d in early 2007.

o At Baobab four production wells are experiencing increased sand and solids production and have been curtailed, reducing production by approximately 12,000 bbl/d. Remediation initiatives to increase sand handling capacity on the Floating Production Storage and Offtake ("FPSO") vessel and other possible solutions are being evaluated. No impact on recoverable reserves are expected from these developments.

o In the tender phase for key contracts and equipment for the Olowi Field development offshore Gabon, which is targeting first production in late 2008.

o As part of the Company's ongoing commodity hedging program to reduce the risk of volatility in commodity price markets and to support the Company's cash flow for its capital expenditure program throughout the Horizon Project construction period, approximately 25% of estimated 2007 crude oil volumes, and approximately 60% of estimated 2007 natural gas volumes, have been hedged.

o Repurchased 390,000 common shares under its Normal Course Issuer Bid during Q2/06. |X| Declared a quarterly dividend at $0.075 per common share for the July 1, 2006 dividend payment.

CORPORATE UPDATE

Canadian Natural is pleased to announce the appointments of the Honourable Frank J. McKenna, P.C., O.N.B., Q.C. and Steve W. Laut to the Board of Directors of the Company effective August 1, 2006.

Mr. McKenna is the former Canadian Ambassador to the United States of America and former Premier of the Province of New Brunswick. He is currently Deputy Chair of TD Bank Financial Group.

Mr. Laut is the President and Chief Operating Officer of the Company. He first joined the Company in 1991 and was appointed its President and Chief Operating Officer in 2005.


OPERATIONS REVIEW AND CAPITAL ALLOCATION

In order to facilitate  efficient  operations,  Canadian  Natural  focuses its activities into core regions where it can dominate the land base and infrastructure. Undeveloped land is critical to the Company's ongoing growth and development within these core regions. Land inventories are maintained to enable continuous exploitation of play types and geological trends, greatly reducing overall exploration risk. By dominating infrastructure, the Company is able to maximize utilization of its production facilities, thereby increasing control over production costs. Further, the Company maintains large project inventories and production diversification among each of the commodities it produces; namely natural gas, light, medium, and heavy crude oil and NGLs. A large diversified project portfolio enables the effective allocation of capital to higher return opportunities.


  CANADIAN NATURAL RESOURCES LIMITED                                       3
==============================================================================

As a result of strong crude oil prices including record heavy oil prices, combined with softer natural gas pricing, the Company has shifted a portion of its second half drilling program from natural gas drilling to higher return crude oil drilling. To this end, natural gas drilling activities for 2006 will be reduced by 308 wells or approximately 50% of original 2006 second half budget. No changes will be made to the natural gas program where competitive drainage or lease expiries could impact development. Additionally, those wells considered as set-up for 2007 activities will continue unabated. Approximately 211 wells cut from the natural gas program are low rate coal bed methane or shallow natural gas locations. No changes to the long term natural gas plans of the Company are contemplated. The natural gas program, currently also impeded by commodity price uncertainty, is subject to significant cost inflation due to higher demand for drilling and related completion services.

In contrast, the crude oil program utilizes less third party services and is currently experiencing record wellhead pricing. As such the revised second half crude oil drilling program will see increased drilling at Pelican Lake by 43% and light crude oil by 28%, while heavy crude oil drilling remains unchanged due to the lack of availability of slant drilling rigs in the basin. By Q4/06, the Company will have contracted two long-term slant drilling rigs to ensure availability of these specialized rigs on a go forward basis to execute the long-term drilling of heavy crude oil. Due to the timing of crude oil production profiles, the benefit of the ramped program during the second half of the year will not be fully realized until 2007.

As a result of the above noted changes to the drilling program, the delayed start to the North American natural gas winter drilling program earlier this year, and production issues internationally, overall Company midpoint production guidance has been decreased by 4% on a barrel of oil equivalent basis for 2006.

OPERATIONS REVIEW

ACTIVITY BY CORE REGION
                                           -----------------------------------------------------
                                                   NET UNDEVELOPED LAND       DRILLING ACTIVITY
                                                                  AS AT        SIX MONTHS ENDED
                                                          JUNE 30, 2006           JUNE 30, 2006
                                               (THOUSANDS OF NET ACRES)             (NET WELLS)
------------------------------------------------------------------------------------------------
Canadian conventional
     Northeast British Columbia                                   2,021                     199
     Northwest Alberta                                            1,462                     101
     Northern Plains                                              6,196                     345
     Southern Plains                                                761                      63
     Southeast Saskatchewan                                          82                      13
------------------------------------------------------------------------------------------------
                                                                 10,522                     721
In Situ Oil Sands                                                   406                     198
Horizon Oil Sands Project                                           116                     103
United Kingdom North Sea                                            352                       6
Offshore West Africa                                                207                       3
------------------------------------------------------------------------------------------------
                                                                 11,603                   1,031
================================================================================================


  4                                       CANADIAN NATURAL RESOURCES LIMITED
==============================================================================

DRILLING ACTIVITY (number of wells)

                                                                              Six Months Ended Jun 30
                                                               --------------------------
                                                                      2006                              2005
                                                                  GROSS               NET           Gross              Net
---------------------------------------------------------------------------------------------------------------------------
Crude oil                                                           196               171             290              258
Natural gas                                                         616               483             456              398
Dry                                                                  80                68              80               72
---------------------------------------------------------------------------------------------------------------------------
Subtotal                                                            892               722             826              728
Stratigraphic test / service wells                                  310               309             201              199
---------------------------------------------------------------------------------------------------------------------------
Total                                                             1,202             1,031           1,027              927
---------------------------------------------------------------------------------------------------------------------------
Success rate (excluding stratigraphic test / service wells)                           91%                              90%
===========================================================================================================================

NORTH AMERICA NATURAL GAS
                                                         Quarterly Results                       Six Month Results
                                                   ------                                 ----------------
                                                   Q2/06            Q1/06          Q2/05             2006             2005
---------------------------------------------------------------------------------------------------------------------------
Natural gas production (mmcf/d)                    1,448            1,411          1,434            1,430            1,432
---------------------------------------------------------------------------------------------------------------------------

Net wells targeting natural gas                       48              499             68              547              454
Net successful wells drilled                          43              440             60              483              398
---------------------------------------------------------------------------------------------------------------------------
         Success rate                                90%              88%            88%              88%              88%
===========================================================================================================================

o Q2/06 saw record natural gas production and represented a 3% increase over Q1/06, reflecting results from the winter drilling program.

o As mentioned in Q1/06, approximately 70 mmcf/d of natural gas production remained behind pipe at the end of Q1/06. During Q2/06 over half of this natural gas was tied in; however, approximately 20-30 mmcf/d will remain stranded until winter freeze up in late Q4/06 or early Q1/07.

o    High  drilling   success  rates  reflect  Canadian   Natural's   low-risk
     exploitation approach and high quality land base. The Q2/06 drilling program represented an active program across the Company's core regions. In Northeast British Columbia 5 net wells targeting natural gas were drilled, while in Northwest Alberta 16 net wells were drilled, including 9 Cardium targets. In Northern and Southern Plains, a total of 5 net coal bed methane, 16 net shallow natural gas and 6 net conventional natural gas wells were drilled.

o Planned drilling activity for Q3/06 includes 105 wells targeting natural gas, a reduction of 243 wells from original plan, as capital is reallocated to crude oil projects currently receiving record well head pricing.


  CANADIAN NATURAL RESOURCES LIMITED                                       5
==============================================================================

NORTH AMERICA CRUDE OIL AND NGLS
                                                        Quarterly Results                         Six Month Results
                                         ---------------                                   ---------------
                                                  Q2/06            Q1/06            Q2/05            2006             2005
---------------------------------------------------------------------------------------------------------------------------
Crude oil and NGLs production (bbl/d)           234,780          222,955          215,693         228,901          212,427
---------------------------------------------------------------------------------------------------------------------------

Net wells targeting crude oil                        78               90              153             168              267
Net successful wells drilled                         76               88              146             164              252
---------------------------------------------------------------------------------------------------------------------------
         Success rate                               97%              98%              95%             98%              94%
===========================================================================================================================

o Q2/06 represented record North America crude oil and NGLs production which was a 5% increase over Q1/06 and a 9% increase over Q2/05. This performance reflected continued success at the Primrose thermal crude oil project and continued production improvements at Pelican Lake.

o During Q2/06, drilling activity included 23 net wells targeting heavy crude oil, 37 net wells targeting Pelican Lake crude oil, 6 net wells targeting Thermal crude oil and 12 net wells targeting light crude oil. The majority of the wells, 67 of 78 net wells targeting crude oil during Q2/06, were drilled in the Northern Plains core region.

o The Primrose East expansion program continues through the regulatory phase and, if approved, will see the expansion of the crude oil processing facility from 80,000 bbl/d to 120,000 bbl/d, as well as the construction of a steam generation plant and new pad drilling that will add production gains targeted at 30,000 bbl/d in 2009. Primrose East is the first phase of the 300,000 bbl/d of conventional expansion plans identified for unlocking the value from Canadian Natural's 3 billion barrels of recoverable heavy crude oil resource potential.

o At Pelican Lake, the development of land acreage and secondary recovery implementation projects continued as planned, with 37 horizontal producing wells drilled in Q2/06. Results from the polymer flood pilot continue to be positive and results will continue to be monitored. A final decision on the commercial polymer flood project will be made in Q1/07 and in preparation four polymer skid installations were commenced in Q2/06. During the remainder of 2006, the Company plans to drill an additional 100 wells at Pelican Lake. Production increased from approximately 29,000 bbl/d in Q1/06 to approximately 30,000 bbl/d in Q2/06.

o Planned drilling activity for Q3/06 includes 295 net crude oil wells, an increase of 54 wells from original plan with the majority of the additional wells targeting light crude oil and Pelican Lake crude oil.


CANADIAN NATURAL UPGRADER PROJECT

Originally announced in the fall of 2005, the Company remains on track with its plans to design, construct and operate a heavy crude oil upgrader to process its conventional heavy and thermal heavy crude oil production. The Scoping Study for the Canadian Natural Upgrader continued on schedule during Q2/06. The terms of reference for this study will evaluate end product alternatives, location, technology, gasification and integration with existing assets. Recommendations are expected in early 2007 and represent the first stage of front end loading for the project. This is the same disciplined approach utilized in the Horizon Project. Following this Study, the Design Basis Memorandum and Engineering Design Specification will be completed prior to construction and sanctioning of the project by the Board of Directors.

This upgrader is expected to enable the Company to unlock significant shareholder value through the development and upgrading of over 3 billion barrels of thermal in-situ oil sands resources over the next 15 years. The project is expected to be undertaken in two phases, with the first phase targeting upgrading capacity of 125 mbbl/d of SCO currently targeted to start up in 2013.


  6                                       CANADIAN NATURAL RESOURCES LIMITED
==============================================================================

INTERNATIONAL

The Company operates in the North Sea and Offshore West Africa where production of lighter quality crude oil is targeted, but natural gas may be produced in association with crude oil production.

                                                        Quarterly Results                         Six Month Results
                                         ---------------                                   ---------------
                                                  Q2/06            Q1/06            Q2/05            2006             2005
---------------------------------------------------------------------------------------------------------------------------
Crude oil production (bbl/d)
         North Sea                               63,703           60,802           62,884          62,261           66,989
         Offshore West Africa                    40,369           39,905           10,487          40,137            9,021
---------------------------------------------------------------------------------------------------------------------------
Natural gas production (mmcf/d)
         North Sea                                   17               17               17              17               20
         Offshore West Africa                        10                8                3               9                3
---------------------------------------------------------------------------------------------------------------------------
Net wells targeting crude oil                       2.8              4.2              4.2             7.0              7.1
Net successful wells drilled                        2.8              4.2              3.4             7.0              5.7
---------------------------------------------------------------------------------------------------------------------------
         Success rate                              100%             100%              81%            100%              80%
===========================================================================================================================

NORTH SEA

o Canadian Natural continues to execute its exploitation strategy in the North Sea. The first stage of this exploitation program is based upon optimizing existing facilities and waterfloods. Canadian Natural continues to apply this first stage of exploitation on its holdings in the North Sea. The second stage of exploitation incorporates more near pool development and exploration in order to maximize utilization of the common facilities and ultimately extend all fields' economic lives. In 2006 and beyond, increasing emphasis on this type of work is evidenced by the ongoing development at the Columba Terraces and the Lyell Field.

o During Q2/06, 2.8 net wells were drilled with an additional 1.0 net well drilling over quarter end. Production levels were in line with expectations and were up over the previous quarter, reflecting growth at T-Block and Ninian following the delivery of successful infill wells during late Q1/06 and Q2/06. Processing issues at Murchison, which had been affecting production in the prior quarter, were successfully addressed during a planned shutdown.

o Plans for the further development of the Lyell Field progressed, which entails drilling four net wells and working over two existing net wells in 2006/7. At its plateau, new production of approximately 20,000 boe/d is forecast from this field.

OFFSHORE WEST AFRICA

o During Q2/06, 0.6 net wells were drilled with an additional 0.6 net wells drilling over quarter end.

o At the Espoir Field, crude oil production reached a record level of approximately 20,000 bbl/d net to Canadian Natural during Q2/06. The infill drilling program on East Espoir was completed on time and on budget during Q2/06 and the rig was moved to the West Espoir tower where it commenced drilling. The West Espoir project continues on time and on budget with initial production at the end of July from the first of seven producing wells. Production will ramp to 13,000 boe/d when fully developed in early 2007.

o Net production at Baobab averaged approximately 21,000 bbl/d during the quarter. Production from 4 of 10 producer wells is currently curtailed due to the limitations resulting from sand screen effectiveness, resulting in approximately 12,000 bbl/d of reduced production capacity at the field. Modifications to the FPSO to allow for sand handling are being engineered. During Q2/06 the final water injector well from the first phase of the development was completed and the rig released. Canadian Natural is currently investigating the rig market to identify suitable availability to proceed to the second phase of the field development, including potentially redrilling the wells that are currently experiencing production limitations due to the amount of sand included with production.

  CANADIAN NATURAL RESOURCES LIMITED                                       7
==============================================================================

o In Gabon, front end engineering and pre-planning on the Olowi Field development continued with invitations to tender for the FPSO, drilling rig and well head towers being issued during the quarter. A site survey of the field has now commenced. The development plan comprises an FPSO and four drilling towers and is expected to commence in late 2006, with first crude oil targeted for late 2008 to reach a plateau of 20,000 bbl/d.

HORIZON OIL SANDS PROJECT ("HORIZON PROJECT")

o Phase 1 of the Horizon Project continues slightly ahead of schedule and continues to track to budget targets. First production of 110,000 bbl/d of light, sweet Synthetic Crude Oil from Phase 1 construction is targeted to commence in the second half of 2008. Production is targeted to increase to 155,000 bbl/d following completion of Phase 2 in 2010.
     Production levels of 232,000 bbl/d are targeted for 2012, following completion of Phase 3 construction. The Company is currently evaluating the opportunity to combine Phase 2 and 3 with a decision on the merits of the combination to be made in 2007.

o As a result of better labour productivity, the progress on major milestones, a key component in achieving critical path success, are slightly ahead of schedule and safety performance remained ahead of target.

o The high degree of up front project engineering and pre-planning has reduced the risks on "cost-plus" aspects of the project and will mitigate the risk of scope changes on the fixed bid portions (targeted at 68% of Phase 1 costs). The pre-engineering and lessons learned from predecessors have also enabled the Company to prepare a detailed development and logistical plan to reduce the scheduling risk. Geological risk is considered low on the Company's mining leases at over 16 delineation wells have been drilled per section, with over 40 wells per section having been drilled on the south pit, which will be the first to be mined. Finally, technology risk is low as the Company is using existing proved technologies for mining, extraction and upgrading processes.

o Construction capital costs for Phase 1 of the Horizon Project are budgeted at $6.8 billion, with $2.6 billion spent to date, $1.3 billion targeted to be incurred in the remainder of 2006 and $2.9 billion targeted to be incurred in 2007 and 2008.

o During Q2/06, the Company awarded a further C$400 million of contracts, including several that were previously deferred in order to optimize pricing. As such, with C$4.4 billion in awarded contracts and a budgeted C$900 million for internal costs, Canadian Natural already has a high degree of cost certainty on C$5.3 billion of Phase 1 construction costs. Additionally all major plants have been passed through hazard/operability review without requiring major scope changes, providing even greater cost certainty on these items. Of the remaining elements, the Company has received initial indications on an additional C$400 million in contract work currently in the tender process and has a good sense of these costs, leaving about C$400 million of cost exposure on several hundred smaller contracts to be let.

o    The quarterly update for the project is as follows:

PROJECT STATUS SUMMARY

                                                            --------------------------
                                                                 JUN 30, 2006             Sep 30, 2006
                                                                 ACTUAL          Plan             Plan
------------------------------------------------------------------------ ------------------------------
Phase 1 - Work progress (cumulative)                                36%           31%              44%
Phase 1 - Construction capital spending (cumulative)                37%           39%              49%
=======================================================================================================


  8                                       CANADIAN NATURAL RESOURCES LIMITED
==============================================================================

ACCOMPLISHED DURING THE SECOND QUARTER

DETAILED ENGINEERING

-- Completed in excess of 80% of overall detailed engineering model reviews in all areas.

-- 90% of model reviews completed, with detailed engineering on the critical path Coker/DRU plant completed two months ahead of schedule.

PROCUREMENT

-- Awarded in excess of C$400 million of contracts and purchase orders in the quarter, bringing awards-to-date to over C$4.4 billion, with a further C$400 million in various stages of the tender process.

--   Awarded contract for the purchase of 23 Mining Trucks.

-- Awarded key construction contracts in Extraction, Froth Treatment and Tank Farms.

-- Advanced mine equipment purchase (C$24 million) by one year to ensure delivery in late 2006 to accommodate self performed Tar River Diversion and Raw Water Pond construction.

MODULARIZATION

-- To date, in excess of 330 oversized loads, or 20% of Phase 1 totals, have been transported to site.

-- Shifted module assembly work between contractors in order to improve efficiency and maintain schedule.

CONSTRUCTION

-- Achieved a Safety Milestone of 5 million Loss Time Accident free site hours - safety performance remains ahead of benchmarked targets.

-- Ore Preparation Plant site turned over by Mining to Bitumen Production, two months ahead of base plan.

--   Set 140 piperack modules for total progress of 31% complete.

-- Mine Overburden Administration and Maintenance Facility were completed and occupied.

-- Commissioned the new 40 m3 hydraulic shovel in the quarter. To date, 17.0 million bank cubic meters (approximately 24% of total requirement) of overburden has been removed compared to a plan of 16.0 million bank cubic meters.

--   Substantially completed site preparation and underground facilities.

-- Camp 2 turned over to operator and ready for occupancy, one month ahead of schedule.

THIRD QUARTER 2006 MILESTONES

--   Overall detailed engineering to surpass 90% complete.

--   Mining shovels to be ordered.

--   Commence Tar River Diversion and Raw Water Pond construction project.


  CANADIAN NATURAL RESOURCES LIMITED                                       9
==============================================================================

MARKETING
                                                                  Quarterly Results                   Six Months Results
                                                     -------------                             -------------
                                                            Q2/06         Q1/06         Q2/05          2006          2005
--------------------------------------------------------------------------------------------------------------------------
Crude oil and NGLs pricing
   WTI(1) benchmark price (US$/bbl)                    $    70.70   $     63.53    $    53.13   $     67.14    $    51.53

   Lloyd Blend Heavy oil differential from  WTI (%)           25%           45%           40%           35%           39%
   Corporate average pricing before risk
   management (C$/bbl)                                 $    60.05   $     43.79    $    42.51   $     52.22    $    41.17
Natural gas pricing
   AECO benchmark price (C$/GJ)                        $     5.95   $      8.82    $     7.00   $      7.37    $     6.67
   Corporate average pricing before risk
   management (C$/mcf)                                 $     6.16   $      8.30    $     7.33   $      7.21    $     7.01
==========================================================================================================================

(1)  REFERS  TO  WEST  TEXAS   INTERMEDIATE   CRUDE  OIL   BARREL   PRICED  AT
     CUSHING,OKLAHOMA.


o Heavy crude oil differentials narrowed significantly in Q2/06 averaging 25% of WTI, coincident with the reversal of the Pegasus (formerly known as Corsicana) and Spearhead Pipelines, a third party outage, and normal seasonality. Canadian Natural continues to work with various industry groups and strategic partners to find new markets for Western Canadian heavy crude oil in order to mitigate the impact of supply and demand shocks on the heavy crude oil market in North America.

o During Q2/06, the Company contributed approximately 142 mbbl/d of its heavy crude oil streams to the Western Canadian Select ("WCS") blend as market conditions resulted in this strategy offering the optimal pricing for bitumen.

o Under its three phase heavy crude oil marketing plan, Canadian Natural continues to encourage the development of additional heavy crude oil conversion capacity. Early in Q3/06 Canadian Natural entered into an agreement to sell 25 mbbl/d of heavy crude oil production to a new merchant upgrader to be constructed in Alberta. The agreement is for a period of 5 years, with first deliveries anticipated to occur in 2010 upon completion of construction of the facilities.

o AECO benchmark pricing for natural gas was 33% lower than in the previous quarter, reflecting the impact of high storage levels in North America as a result of a very warm winter.

FINANCIAL REVIEW

o Canadian Natural has structured its financial position so as to be able to profitably grow its conventional crude oil and natural gas operations over the next several years and to build the financial capacity to complete the Horizon Project and other major projects. A brief summary of its strengths are:

     -- A diverse asset base geographically and by product - produced in excess of 580 mboe/d in Q2/06, comprised of approximately 42% natural gas and 58% crude oil - with 93% of production located in G7 countries with stable and secure economies.

     -- Financial stability and liquidity - $3.5 billion of bank credit facilities, of which Canadian Natural had in aggregate $1.9 billion of unused bank lines available at June 30, 2006.

     -- Strong balance sheet - with a debt to book capitalization ratio of 35%, debt to cash flow of 1.0x, debt to EBITDA of 0.9x and shareholders' equity of $9.3 billion.

  10                                      CANADIAN NATURAL RESOURCES LIMITED
==============================================================================

o In January 2005, the Board of Directors authorized the expansion of the Company's commodity hedging program to reduce the risk of volatility in commodity price markets and to support the Company's cash flow for its capital expenditure program throughout the Horizon Project construction period. This expanded program allows for the hedging of up to 75% of the near 12 months budgeted production, up to 50% of the following 13 to 24 months estimated production and up to 25% of production expected in months 25 to 48 through the use of derivative financial instruments. For the purpose of this program, the purchase of crude oil put options is in addition to the above parameters. As a result, approximately 75% of budgeted 2006 crude oil volumes (2007F - 25%), and approximately 65% of budgeted 2006 natural gas volumes (2007F - 60%), have been hedged through the use of collars for the remainder of 2006.

o As effective as economic hedges are against reference commodity prices, a substantial portion of the financial instruments entered into by the Company do not meet the requirements for hedge accounting under GAAP due to currency, product quality and location differentials (the "non-designated hedges"). The Company is required to mark-to-market these non-designated hedges based on prevailing forward commodity prices in effect at the end of each reporting period. Accordingly, the unrealized risk management liability reflects, at June 30, 2006, the implied price differentials for the non-designated hedges in 2006 and future years. Due to the changes in crude oil and natural gas forward pricing, the Company recorded a net $18 million ($12 million after tax) unrealized gain on its risk management activities for the six months ended June 30, 2006. Mark-to-market unrealized gains and losses do not impact the Company's current cash flow or its ability to finance ongoing capital programs. The Company continues to believe that its risk management program meets its objective of securing funding for its capital projects and does not intend to alter its current strategy of obtaining price certainty for its crude oil and natural gas production.

o During Q2/06, the Canadian Federal Government enacted reductions to its corporate tax rates, resulting in a reduction of future income tax liabilities of approximately $277 million.

o    During  Q2/06,  the  provinces  of  Alberta  and   Saskatchewan   enacted
     reductions to their corporate income tax rates, resulting in a reduction of future tax liabilities of approximately $161 million.

o During Q2/06 under the terms of the Normal Course Issuer Bid, which allows for the repurchase by the Company of up to 26.9 million shares through the facilities of the Toronto Stock Exchange and the New York Stock Exchange, 390,000 common shares were repurchased at an average price of $56.93/share.


OUTLOOK

The Company has revised its annual production guidance and currently expects 2006 production levels before royalties to average 1,422 to 1,450 mmcf/d of natural gas and 327 to 350 mbbl/d of crude oil and NGLs. Q3/06 production guidance before royalties is 1,416 to 1,445 mmcf/d of natural gas and 318 to 340 mbbl/d of crude oil and NGLs.

Detailed  guidance  on  revised  production  levels,  capital  allocation  and
operating    costs   can   be   found   on   the    Company's    website    at
http://www.cnrl.com/investor_info/corporate_guidance/.


  CANADIAN NATURAL RESOURCES LIMITED                                       11
==============================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS


FORWARD-LOOKING STATEMENTS

Certain statements in this document or documents incorporated herein by reference for Canadian Natural Resources Limited (the "Company") may constitute "forward-looking statements" within the meaning of the United States Private Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because of the context of the statements including words such as the Company "believes", "anticipates", "expects", "plans", "estimates", or words of a similar nature.

The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: general economic and business conditions which will, among other things, impact demand for and market prices of the Company's products; foreign currency exchange rates; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; impact of competition, availability and cost of seismic, drilling and other equipment; ability of the Company to complete its capital programs; ability of the Company to transport its products to market; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build its projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas; availability and cost of financing; success of exploration and development activities; timing and success of integrating the business and operations of acquired companies; production levels; uncertainty of reserve estimates; actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations); asset retirement obligations; and other circumstances affecting revenues and expenses. The impact of any one factor on a particular forward-looking
statement   is  not   determinable   with   certainty   as  such  factors  are
interdependent upon other factors, and the Company's course of action would depend upon its assessment of the future considering all information then available. Statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. Readers are cautioned that the foregoing list of important factors is not exhaustive. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by law, the Company assumes no obligation to update forward-looking statements should circumstances or Management's estimates or opinions change.


  12                                      CANADIAN NATURAL RESOURCES LIMITED
==============================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis ("MD&A") of the financial condition and results of operations of Canadian Natural Resources Limited (the "Company"), should be read in conjunction with the unaudited interim consolidated financial statements for the six months ended June 30, 2006 and the MD&A and the audited consolidated financial statements for the year ended December 31, 2005.

All dollar amounts are referenced in millions of Canadian dollars, except where noted otherwise. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). This MD&A includes references to financial measures commonly used in the crude oil and natural gas industry, such as adjusted net earnings from operations, cash flow from operations, and EBITDA (net earnings before interest, taxes, depreciation, depletion and amortization, asset retirement obligation accretion, unrealized foreign exchange, stock-based compensation expense and unrealized risk management activities). These financial measures are not defined by GAAP and therefore are referred to as non-GAAP measures. The non-GAAP measures used by the Company may not be comparable to similar measures presented by other companies. The Company uses these non-GAAP measures to evaluate its performance. The non-GAAP measures should not be considered an alternative to or more meaningful than net earnings, as determined in accordance with GAAP, as an indication of the Company's performance. The measures adjusted net earnings from operations and cash flow from operations are reconciled to net earnings in the "Financial Highlights" section.

Certain prior period amounts have been reclassified to enable comparison with the current period's presentation.

The calculation of barrels of oil equivalent ("boe") is based on a conversion ratio of six thousand cubic feet ("mcf") of natural gas to one barrel ("bbl") of crude oil to estimate relative energy content. This conversion may be misleading, particularly when used in isolation, since the 6 mcf:1 bbl ratio is based on an energy equivalency at the burner tip and does not represent the value equivalency at the well head.

Production volumes are presented throughout this MD&A on a "before royalty" or "gross" basis, and realized prices exclude the effect of risk management activities, except where noted otherwise. Production on an "after royalty" or "net" basis is presented for information purposes only.

The following discussion refers primarily to the Company's financial results for the six and three months ended June 30, 2006 in relation to the comparable periods in 2005 and the first quarter of 2006. The accompanying tables form an integral part of this MD&A. This MD&A is dated July 28, 2006.


  CANADIAN NATURAL RESOURCES LIMITED                                       13
==============================================================================

FINANCIAL HIGHLIGHTS
($ millions, except per common share amounts)
                                                            Three Months Ended                     Six Months Ended
                                                  -----------                                -----------
                                                      JUN 30        Mar 31       Jun 30          JUN 30         Jun 30
                                                        2006          2006         2005            2006           2005
-----------------------------------------------------------------------------------------------------------------------
Revenue, before royalties                         $    2,717     $   2,372    $   2,164      $    5,089    $     4,157
Net earnings (loss)                               $    1,038     $      57    $     219      $    1,095    $      (205)
     Per common share      - basic                $     1.93     $    0.11    $    0.41      $     2.04    $     (0.38)
                           - diluted              $     1.93     $    0.11    $    0.41      $     2.04    $     (0.38)
Adjusted net earnings from operations(1)          $      514     $     268    $     460      $      782    $       840
     Per common share      - basic                $     0.96     $    0.50    $    0.86      $     1.46    $      1.57
                           - diluted              $     0.96     $    0.50    $    0.86      $     1.46    $      1.57
Cash flow from operations(2)                      $    1,287     $   1,039    $   1,136      $    2,326    $     2,145
     Per common share      - basic                $     2.40     $    1.93    $    2.12      $     4.33    $      4.00
                           - diluted              $     2.40     $    1.93    $    2.12      $     4.33    $      4.00
Capital expenditures, net of dispositions         $    1,558     $   2,309    $     609      $    3,867    $     1,981
======================================================================================================================

(1) ADJUSTED NET EARNINGS FROM OPERATIONS IS A NON-GAAP TERM THAT REPRESENTS NET EARNINGS ADJUSTED FOR CERTAIN ITEMS OF A NON- OPERATIONAL NATURE. THE COMPANY EVALUATES ITS PERFORMANCE BASED ON ADJUSTED NET EARNINGS FROM OPERATIONS. THE FOLLOWING RECONCILIATION LISTS THE AFTER-TAX EFFECTS OF CERTAIN ITEMS OF A NON-OPERATIONAL NATURE THAT ARE INCLUDED IN THE COMPANY'S FINANCIAL RESULTS. ADJUSTED NET EARNINGS FROM OPERATIONS MAY NOT BE COMPARABLE TO SIMILAR MEASURES PRESENTED BY OTHER COMPANIES.

                                                                           THREE MONTHS ENDED            SIX MONTHS ENDED
                                                                 -----------                         ----------
                                                                    JUN 30      MAR 31      JUN 30      JUN 30      JUN 30
  ($ MILLIONS)                                                        2006        2006        2005        2006        2005
  -------------------------------------------------------------------------------------------------------------------------
  NET EARNINGS (LOSS) AS REPORTED                                $   1,038   $      57   $     219   $   1,095   $    (205)
  STOCK-BASED COMPENSATION (RECOVERY) EXPENSE, NET OF TAX(A)           (21)         88         146          67         271
  UNREALIZED RISK MANAGEMENT (GAIN) LOSS, NET OF TAX(B)                (17)          5          81         (12)        760
  UNREALIZED FOREIGN EXCHANGE (GAIN) LOSS, NET OF TAX(C)               (48)          8          14         (40)         14
  EFFECT OF STATUTORY TAX RATE CHANGES ON FUTURE INCOME TAX
      LIABILITIES(D)                                                  (438)        110           -        (328)          -
  -------------------------------------------------------------------------------------------------------------------------
  ADJUSTED NET EARNINGS FROM OPERATIONS                          $     514   $     268   $     460   $     782   $     840
  =========================================================================================================================

  (A) THE COMPANY'S EMPLOYEE STOCK OPTION PLAN PROVIDES FOR A CASH PAYMENT OPTION. ACCORDINGLY, THE INTRINSIC VALUE OF THE OUTSTANDING VESTED OPTIONS IS RECORDED AS A LIABILITY ON THE COMPANY'S BALANCE SHEET AND PERIODIC CHANGES IN THE INTRINSIC VALUE, NET OF TAXES, FLOW THROUGH NET EARNINGS, OR ARE CAPITALIZED TO THE HORIZON OIL SANDS PROJECT.

  (B) FINANCIAL INSTRUMENTS NOT DESIGNATED AS HEDGES ARE RECORDED AT FAIR VALUE ON THE BALANCE SHEET, WITH CHANGES IN FAIR VALUE, NET OF TAXES, FLOWING THROUGH NET EARNINGS. THE AMOUNTS ULTIMATELY REALIZED MAY BE MATERIALLY DIFFERENT THAN REFLECTED IN THE FINANCIAL STATEMENTS DUE TO CHANGES IN PRICES OF THE UNDERLYING ITEMS HEDGED, PRIMARILY CRUDE OIL AND NATURAL GAS.

  (C) UNREALIZED FOREIGN EXCHANGE GAINS AND LOSSES RESULT PRIMARILY FROM THE TRANSLATION OF US DOLLAR DENOMINATED LONG-TERM DEBT TO PERIOD-END EXCHANGE RATES AND ARE IMMEDIATELY RECOGNIZED IN NET EARNINGS.

  (D)  ALL  SUBSTANTIVELY  ENACTED  ADJUSTMENTS IN APPLICABLE INCOME TAX RATES
       ARE APPLIED TO UNDERLYING ASSETS AND LIABILITIES ON THE COMPANY'S BALANCE SHEET IN DETERMINING ITS FUTURE INCOME TAX ASSETS AND LIABILITIES. THE IMPACT OF THE TAX RATE CHANGES IS RECORDED IN NET EARNINGS IN THE PERIOD THE LEGISLATION IS SUBSTANTIVELY ENACTED. DURING THE FIRST QUARTER OF 2006, THE UK GOVERNMENT SUBSTANTIVELY ENACTED AN INCREASE TO THE SUPPLEMENTARY CHARGE ON PROFITS FROM UK NORTH SEA CRUDE OIL AND NATURAL GAS PRODUCTION, RESULTING IN AN INCREASE OF FUTURE TAX LIABILITIES OF $110 MILLION. DURING THE SECOND QUARTER OF 2006, THE CANADIAN FEDERAL GOVERNMENT ENACTED REDUCTIONS TO ITS CORPORATE TAX RATES, RESULTING IN A REDUCTION OF FUTURE INCOME TAX LIABILITIES OF APPROXIMATELY $277 MILLION. ALSO DURING THE SECOND QUARTER OF 2006, THE PROVINCES OF ALBERTA AND SASKATCHEWAN ENACTED REDUCTIONS TO THEIR CORPORATE INCOME TAX RATES, RESULTING IN A REDUCTION OF FUTURE TAX LIABILITIES OF APPROXIMATELY $161 MILLION.


  14                                      CANADIAN NATURAL RESOURCES LIMITED
==============================================================================

(2) CASH FLOW FROM OPERATIONS IS A NON-GAAP TERM THAT REPRESENTS NET EARNINGS ADJUSTED FOR NON-CASH ITEMS. THE COMPANY EVALUATES ITS PERFORMANCE BASED ON CASH FLOW FROM OPERATIONS. THE COMPANY CONSIDERS CASH FLOW FROM OPERATIONS A KEY MEASURE AS IT DEMONSTRATES THE COMPANY'S ABILITY TO GENERATE THE CASH FLOW NECESSARY TO FUND FUTURE GROWTH THROUGH CAPITAL INVESTMENT AND TO REPAY DEBT. CASH FLOW FROM OPERATIONS MAY NOT BE COMPARABLE TO SIMILAR MEASURES PRESENTED BY OTHER COMPANIES.

                                                                   THREE MONTHS ENDED                SIX MONTHS ENDED
                                                        ------------                            -----------
                                                            JUN 30        MAR 31       JUN 30       JUN 30       JUN 30
  ($ MILLIONS)                                                2006          2006         2005         2006         2005
  ----------------------------------------------------------------------------------------------------------------------
  NET EARNINGS (LOSS)                                   $    1,038   $        57   $      219   $    1,095    $    (205)
  NON-CASH ITEMS:
     DEPLETION, DEPRECIATION AND AMORTIZATION                  557           521          484        1,078          958
     ASSET RETIREMENT OBLIGATION ACCRETION                      16            17           17           33           35
     STOCK-BASED COMPENSATION (RECOVERY) EXPENSE               (34)          132          215           98          399
     UNREALIZED RISK MANAGEMENT ACTIVITIES                     (26)            8          119          (18)       1,117
     UNREALIZED FOREIGN EXCHANGE (GAIN) LOSS                   (58)           10           16          (48)          16
     DEFERRED PETROLEUM REVENUE TAX                             18            26            4           44            4
     FUTURE INCOME TAX (RECOVERY) EXPENSE                     (224)          268           62           44         (179)
  ----------------------------------------------------------------------------------------------------------------------
  CASH FLOW FROM OPERATIONS                             $    1,287   $     1,039   $    1,136   $    2,326    $   2,145
  ======================================================================================================================

SUMMARY OF CONSOLIDATED NET EARNINGS AND CASH FLOW FROM OPERATIONS

For the six months ended June 30, 2006, the Company reported net earnings of $1,095 million compared to a net loss of $205 million for the six months ended June 30, 2005. Net earnings for the six months ended June 30, 2006 included unrealized after-tax income of $313 million related to the effects of statutory tax rate changes on future income tax liabilities, stock-based compensation expense, foreign exchange gains and risk management activities. This compared to $1,045 million of net after-tax expenses for the six months ended June 30, 2005. Excluding these items, adjusted net earnings from operations for the six months ended June 30, 2006 decreased by 7% to $782 million from $840 million for the six months ended June 30, 2005, primarily due to increased realized losses from risk management activities and the impact of a stronger Canadian dollar relative to the US dollar. These factors were partially offset by stronger product pricing and increased production.

For the second quarter of 2006, the Company reported net earnings of $1,038 million compared to net earnings of $219 million in the second quarter of 2005 and net earnings of $57 million for the prior quarter. Net earnings in the second quarter of 2006 included unrealized after-tax income of $524 million related to the effects of statutory tax rate changes on future income tax liabilities, stock-based compensation recovery, foreign exchange gains and risk management activities, compared to net expenses of $241 million in the second quarter of 2005 and $211 million in the prior quarter. Excluding these items, adjusted net earnings from operations in the second quarter of 2006 increased by 12% to $514 million from $460 million in the comparable period in 2005, and increased 92% from $268 million in the prior quarter. The increase from the comparable period in 2005 and the prior quarter was primarily due to stronger crude oil prices and increased crude oil production, partially offset by decreased natural gas prices in the second quarter of 2006, increased realized losses from risk management activities and the impact of a stronger Canadian dollar.

The Company expects that consolidated net earnings will continue to reflect significant quarterly volatility due to the impact of risk management activities, stock-based compensation expense and fluctuations in foreign exchange rates.


  CANADIAN NATURAL RESOURCES LIMITED                                       15
==============================================================================

The Board of Directors authorized the expansion of the Company's commodity hedging program to reduce the risk of volatility in commodity price markets and to support the Company's cash flow for its capital expenditure program throughout the Horizon Oil Sands Project ("Horizon Project") construction period. This expanded program allows for the hedging of up to 75% of the near 12 months budgeted production, up to 50% of the following 13 to 24 months estimated production and up to 25% of production expected in months 25 to 48 through the use of derivative financial instruments. For the purpose of this program, the purchase of crude oil put options is in addition to the above parameters. As a result, approximately 75% of budgeted crude oil volumes and approximately 65% of budgeted natural gas volumes have been hedged through the use of collars for the remainder of 2006. In addition, approximately 25% of estimated 2007 crude oil volumes and approximately 60% of estimated 2007 natural gas volumes have been hedged through the use of collars.

As effective as the Company's hedges are against reference commodity prices, a substantial portion of the derivative financial instruments entered into by the Company do not meet the requirements for hedge accounting under GAAP due to currency, product quality and location differentials (the "non-designated hedges"). The Company is required to mark-to-market these non-designated hedges based on prevailing forward commodity prices in effect at the end of each reporting period. Accordingly, the unrealized risk management liability reflects, at June 30, 2006, the implied price differentials for the non-designated hedges for future periods. The cash settlement amount of the risk management financial derivative instruments may vary materially depending upon the underlying crude oil and natural gas prices at the time of final settlement of the financial derivative instruments, as compared to their mark-to-market value at June 30, 2006.

Due to the changes in crude oil and natural gas forward pricing, the Company recorded a net $18 million ($12 million after-tax) unrealized gain on its risk management activities for the six months ended June 30, 2006, including a $26 million ($17 million after-tax) unrealized gain for the three months ended June 30, 2006. Mark-to-market unrealized gains and losses do not impact the Company's current cash flow or its ability to finance ongoing capital programs. The Company continues to believe that its risk management program meets its objective of securing funding for its capital projects and does not intend to alter its current strategy of obtaining price certainty for its crude oil and natural gas production.

The Company also recorded a $98 million ($67 million after-tax) stock-based compensation expense for the six months ended June 30, 2006 in connection with the 7% appreciation in the Company's share price, and a $34 million ($21 million after-tax) stock-based compensation recovery as a result of the decrease in the Company's share price for the three months ended June 30, 2006 (Company's share price as at: June 30, 2006 - C$61.72; March 31, 2006 - C$64.90; December 31, 2005 - C$57.63; June 30, 2005 - C$44.40). As required by
GAAP, the Company records a liability for potential cash payments to settle its outstanding employee stock options, based on the difference between the exercise price of the stock options and the market price of the Company's common shares, pursuant to a graded vesting schedule. The liability is revalued each quarter to reflect the changes in the market price of the Company's common shares and the options exercised or surrendered in the period, with the net change recognized in earnings, or capitalized during the construction period in the case of the Horizon Project. The stock-based compensation liability reflects the Company's potential cash liability should all the vested options be surrendered for a cash payout at the market price on June 30, 2006. In periods when substantial stock price changes occur, the Company's net earnings are subject to significant volatility. The Company utilizes its stock-based compensation plan to attract and retain employees in a competitive environment. All employees participate in this plan.

Cash flow from operations for the six months ended June 30, 2006 increased 8% to $2,326 million from $2,145 million for the six months ended June 30, 2005. Cash flow from operations in the second quarter of 2006 increased 13% to $1,287 million from $1,136 million for the second quarter of 2005 and increased 24% from $1,039 million in the prior quarter. The increase in cash flow from operations from the comparable periods in 2005 and the prior quarter was primarily due to stronger crude oil prices and increased crude oil production, partially offset by increased realized losses from risk management activities and the impact of a stronger Canadian dollar relative to the US dollar.

Total production before royalties averaged 573,879 boe/d for the six months ended June 30, 2006, up 8% from 530,851 boe/d for the six months ended June 30, 2005. Production for the second quarter of 2006 increased 10% to 584,611 boe/d from 531,380 boe/d in the second quarter of 2005 and increased 4% from 563,027 boe/d in the prior quarter.


  16                                      CANADIAN NATURAL RESOURCES LIMITED
==============================================================================

OPERATING HIGHLIGHTS
                                                          Three Months Ended                  Six Months Ended
                                              ------------                             ------------
                                                   JUN 30       Mar 31         Jun 30       JUN 30         Jun 30
                                                     2006         2006           2005         2006           2005
------------------------------------------------------------------------------------------------------------------
CRUDE OIL AND NGLS ($/bbl)(1)
Sales price(2)                                 $    60.05    $   43.79   $      42.51   $    52.22    $     41.17
Royalties                                            5.14         3.48           3.33         4.34           3.36
Production expense                                  11.92        11.33          11.66        11.63          11.48
------------------------------------------------------------------------------------------------------------------
Netback                                        $    42.99    $   28.98   $      27.52   $    36.25    $     26.33
------------------------------------------------------------------------------------------------------------------
NATURAL GAS ($/mcf)(1)
Sales price(2)                                 $     6.16    $    8.30   $       7.33   $     7.21    $      7.01
Royalties                                            1.11         1.70           1.48         1.40           1.39
Production expense                                   0.80         0.80           0.71         0.80           0.71
------------------------------------------------------------------------------------------------------------------
Netback                                        $     4.25    $    5.80   $       5.14   $     5.01    $      4.91
------------------------------------------------------------------------------------------------------------------
BARRELS OF OIL EQUIVALENT ($/boe)(1)
Sales price(2)                                 $    50.36    $   46.30   $      43.05   $    48.39    $     41.51
Royalties                                            5.80         6.44           5.85         6.11           5.64
Production expense                                   8.85         8.46           8.29         8.66           8.17
------------------------------------------------------------------------------------------------------------------
Netback                                        $    35.71    $   31.40   $      28.91   $    33.62    $     27.70
==================================================================================================================

(1)  AMOUNTS EXPRESSED ON A PER UNIT BASIS ARE BASED ON SALES VOLUMES.
(2)  INCLUDING TRANSPORTATION COSTS AND EXCLUDING RISK MANAGEMENT ACTIVITIES.

BUSINESS ENVIRONMENT
                                                          Three Months Ended                Six Months Ended
                                               -----------                              -----------
                                                   JUN 30       Mar 31         Jun 30       JUN 30         Jun 30
                                                     2006         2006           2005         2006           2005
------------------------------------------------------------------------------------------------------------------
WTI benchmark price (US$/bbl)                  $    70.70    $  63.53     $     53.13   $    67.14    $     51.53
Dated Brent benchmark price (US$/bbl)          $    69.63    $  61.80     $     51.55   $    65.74    $     49.64
Dated Brent differential from WTI (%)                  2%          3%              3%           2%             4%
Differential to LLB blend (US$/bbl)            $    17.79    $  28.70     $     21.22   $    23.21    $     20.25
LLB blend differential from WTI (%)                   25%         45%             40%          35%            39%
Condensate benchmark price (US$/bbl)           $    71.51    $  63.63     $     53.56   $    67.59    $     52.51
NYMEX benchmark price (US$/mmbtu)              $     6.83    $   9.10     $      6.80   $     7.96    $      6.56
AECO benchmark price (C$/GJ)                   $     5.95    $   8.82     $      7.00   $     7.37    $      6.67
US / Canadian dollar average
     exchange rate (US$)                           0.8918      0.8660          0.8038       0.8786    $    0.8094
==================================================================================================================


  CANADIAN NATURAL RESOURCES LIMITED                                       17
==============================================================================

World crude oil prices remained strong in the second quarter of 2006 despite high crude oil inventories, due to continued demand growth and an escalation in ongoing geopolitical uncertainties.

West Texas Intermediate ("WTI") averaged US$67.14 per bbl for the six months ended June 30, 2006, an increase of 30% compared to US$51.53 per bbl for the six months ended June 30, 2005. In the second quarter of 2006, WTI averaged US$70.70 per bbl, an increase of 33% from US$53.13 per bbl in the comparable period in 2005 and an increase of 11% from US$63.53 per bbl in the prior quarter. The Company's realized crude oil price increased as a result of the increased WTI price and the narrower Heavy Crude Oil Differential from WTI ("Heavy Differential") in its North America segment. Heavy Differentials averaged 35% for the six months ended June 30, 2006 compared to 39% for the six months ended June 30, 2005. For the three months ended June 30, 2006, Heavy Differentials decreased to average 25% compared to 40% for the second quarter of 2005 and 45% for the prior quarter. The narrowing of the Heavy Differential in the second quarter of 2006 was primarily due to increased seasonal demand for heavy crude oil, a third party outage and the reversal of the Pegasus (formerly known as Corsicana) and Spearhead pipelines, which expanded the markets for the Company's heavy crude oil production into the US Gulf Coast and Midwest. The increase in North America realized crude oil prices from the comparable periods in 2005 was partially offset by the impact of a strengthening Canadian dollar relative to the US dollar. A strengthening Canadian dollar reduces the Canadian dollar sales price the Company receives for its crude oil sales, as crude oil prices are based on US dollar denominated benchmarks.

The Company continues to benefit from narrower Heavy Differentials in the third quarter of 2006, with differentials in the month of July 2006 currently trending at 23% of WTI.

In addition, Dated Brent ("Brent") averaged US$65.74 per bbl for the six months ended June 30, 2006, an increase of 32% compared to US$49.64 per bbl for the six months ended June 30, 2005. In the second quarter of 2006, Brent averaged US$69.63 per bbl, an increase of 35% from US$51.55 per bbl in the comparable period in 2005 and an increase of 13% from US$61.80 per bbl in the prior quarter. Crude oil sales contracts for the Company's North Sea and Offshore West Africa regions are typically based on Brent pricing, which have benefited from strong European and Asian demand.

NYMEX natural gas prices averaged US$7.96 per mmbtu for the six months ended June 30, 2006, an increase of 21% from US$6.56 per mmbtu for the six months ended June 30, 2005. In the second quarter of 2006, the NYMEX natural gas price averaged US$6.83 per mmbtu, relatively unchanged from US$6.80 per mmbtu in the comparable period in 2005, and decreased 25% from US$9.10 per mmbtu in the prior quarter. AECO natural gas pricing moved directionally with NYMEX, decreasing 33% from the prior quarter to C$5.95 per GJ. The increase in natural gas prices from the six months ended June 30, 2005 reflected concerns around supply early in the year as well as the impact of higher crude oil prices. The decrease from the second quarter of 2005 and the prior quarter was due to the impact of the exceptionally mild winter weather experienced in the first quarter of 2006, resulting in weaker demand and high natural gas inventory levels.


  18                                      CANADIAN NATURAL RESOURCES LIMITED
==============================================================================

PRODUCT PRICES(1)
                                                           Three Months Ended                   Six Months Ended
                                               -------------                            -------------
                                                     JUN 30       Mar 31        Jun 30        JUN 30        Jun 30
                                                       2006         2006          2005          2006          2005
-------------------------------------------------------------------------------------------------------------------
CRUDE OIL AND NGLS ($/bbl)(2)
North America                                  $      54.94  $     34.16   $     35.24  $      45.04  $      33.79
North Sea                                      $      73.19  $     68.05   $     64.81  $      70.68  $      62.04
Offshore West Africa                           $      72.97  $     65.23   $     58.24  $      69.10  $      59.95
Company average                                $      60.05  $     43.79   $     42.51  $      52.22  $      41.17

NATURAL GAS ($/mcf)(2)
North America                                  $       6.21  $      8.39   $      7.38  $       7.28  $       7.06
North Sea                                      $       2.33  $      2.38   $      3.07  $       2.36  $       3.33
Offshore West Africa                           $       5.30  $      5.59   $      6.88  $       5.43  $       7.20
Company average                                $       6.16  $      8.30   $      7.33  $       7.21  $       7.01

COMPANY AVERAGE ($/boe)(2)                     $      50.36  $     46.30   $     43.05  $      48.39  $      41.51

PERCENTAGE OF REVENUE
         (excluding midstream revenue)
Crude oil and NGLs                                      62%          53%           54%           54%           54%
Natural gas                                             38%          47%           46%           46%           46%
===================================================================================================================

(1) INCLUDING TRANSPORTATION COSTS AND EXCLUDING RISK MANAGEMENT ACTIVITIES.
(2) AMOUNTS EXPRESSED ON A PER UNIT BASIS ARE BASED ON SALES VOLUMES.

The Company's realized crude oil prices increased 27% to average $52.22 per bbl for the six months ended June 30, 2006 from $41.17 per bbl for the six months ended June 30, 2005. Realized crude oil prices for the second quarter of 2006 increased 41% to average $60.05 per bbl from $42.51 per bbl in the second quarter of 2005 and increased 37% from $43.79 per bbl in the prior quarter. The increase from the comparable periods in 2005 was due to higher benchmark crude oil prices, narrower Heavy Differentials, and an increased proportion of higher value crude oil sales coming from Offshore West Africa. This increase was partially offset by the impact of a stronger Canadian dollar.

The Company's realized natural gas price increased 3% to average $7.21 per mcf for the six months ended June 30, 2006 from $7.01 per mcf for the six months ended June 30, 2005, primarily due to supply concerns as well as the impact of higher crude oil prices. This was offset by the impact of exceptionally mild weather experienced in the first quarter of 2006, which resulted in reduced seasonal heating demand and high natural gas inventory levels. In the second quarter of 2006, the Company's realized natural gas price decreased 16% from $7.33 per mcf in the second quarter of 2005 and decreased 26% from $8.30 per mcf for the prior quarter primarily as a result of weaker demand and high natural gas inventory levels.


  CANADIAN NATURAL RESOURCES LIMITED                                       19
==============================================================================

NORTH AMERICA

North America realized crude oil prices increased 33% to average $45.04 per bbl for the six months ended June 30, 2006 from $33.79 per bbl for the six months ended June 30, 2005. Realized crude oil prices in the second quarter of 2006 averaged $54.94 per bbl, a 56% increase from $35.24 per bbl in the comparable period in 2005 and increased 61% from $34.16 per bbl in the prior quarter. The increase from the comparable periods in 2005 was due to higher benchmark crude oil prices and a narrower Heavy Differential. This increase was partially offset by the impact of a stronger Canadian dollar. The increase from the prior quarter also reflected these factors, partially offset by a heavier product mix.

In North America, the Company continues to focus on its crude oil marketing strategy, including the development of a blending strategy that expands markets within current pipeline infrastructure, supporting pipeline projects that will provide capacity to transport crude oil to new markets, and working with refiners to add incremental heavy crude oil conversion capacity. During the second quarter, the Company contributed approximately 142,000 bbl/d of heavy crude oil blends to the Western Canadian Select ("WCS") stream. The Company also continues to work with refiners to advance expansion of heavy crude oil conversion capacity, and is working with pipeline companies to develop new capacity to the Canadian west coast and the US Gulf Coast where crude oil cargos can be sold on a world-wide basis. The Company has committed to 25,000 bbl/d of capacity on the Pegasus Pipeline, which carries crude oil to the Gulf of Mexico with a view to expanding markets for its heavy crude oil. The Pegasus Pipeline is made up of a series of segments extending from Patoka, Illinois to Nederland, Texas, near the Gulf Coast. The Company's first sales from the Pegasus pipeline occurred on April 6, 2006. In the third quarter of 2006, the Company entered into an agreement to supply 25,000 bbl/d of heavy crude oil production to a new merchant upgrader to be constructed in Alberta. The agreement is for a period of five years with first deliveries anticipated to occur in 2010 upon completion of construction of the facilities.

North America realized natural gas prices increased 3% to average $7.28 per mcf for the six months ended June 30, 2006 from $7.06 per mcf for the six months ended June 30, 2005. The realized natural gas price in the second quarter of 2006 averaged $6.21 per mcf, a decrease of 16% from $7.38 per mcf in the comparable period in 2005 and decreased 26% from $8.39 per mcf for the prior quarter.

A comparison of the price received for the Company's North America production by product type is as follows:

                                                                -----------
                                                                    JUN 30        Mar 31         Jun 30
                                                                      2006          2006           2005
--------------------------------------------------------------------------------------------------------
Wellhead Price(1)(2)
         Light / medium crude oil and NGLs (C$/bbl)             $    69.25   $      58.21  $      55.66
         Pelican Lake crude oil (C$/bbl)                        $    56.01   $      31.60  $      34.24
         Primary heavy crude oil (C$/bbl)                       $    51.78   $      25.91  $      28.42
         Thermal heavy crude oil (C$/bbl)                       $    47.64   $      23.60  $      26.71
                  Natural gas (C$/mcf)                          $     6.21   $       8.39  $       7.38
========================================================================================================

(1) INCLUDING TRANSPORTATION COSTS AND EXCLUDING RISK MANAGEMENT ACTIVITIES.
(2) AMOUNTS EXPRESSED ON A PER UNIT BASIS ARE BASED ON SALES VOLUMES.

NORTH SEA

North Sea realized crude oil prices increased 14% to average $70.68 per bbl for the six months ended June 30, 2006 from $62.04 per bbl for the six months ended June 30, 2005. Realized crude oil prices in the second quarter of 2006 increased 13% to average $73.19 per bbl from $64.81 per bbl in the second quarter of 2005 and increased 8% from $68.05 per bbl in the prior quarter. The increase in the realized crude oil price from the comparable periods in 2005 and the prior quarter was due mainly to the impact of strong European and Asian demand on Brent pricing, partially offset by the strengthening Canadian dollar.


  20                                      CANADIAN NATURAL RESOURCES LIMITED
==============================================================================

OFFSHORE WEST AFRICA

Offshore West Africa realized crude oil prices increased 15% to average $69.10 per bbl for the six months ended June 30, 2006 from $59.95 per bbl for the six months ended June 30, 2005. Realized crude oil prices for the second quarter of 2006 increased 25% to average $72.97 per bbl from $58.24 per bbl in the second quarter of 2005 and increased 12% from $65.23 per bbl in the prior quarter. The increase in the realized crude oil price from the comparable periods in 2005 and the prior quarter was due mainly to the impact of strong European and Asian demand on Brent pricing, partially offset by the strengthening Canadian dollar.

CRUDE OIL INVENTORY VOLUMES

The Company recognizes revenue on its crude oil production when title transfers to the customer and delivery has taken place, referred to as "liftings" in this MD&A. The related cumulative crude oil inventory volumes by segment, which have not been recognized in revenue, were as follows:

                                                                    --------------
                                                                           JUN 30           Mar 31          Dec 31
(bbl)                                                                        2006             2006            2005
--------------------------------------------------------------------------------------------------------------------
North America, related to pipeline fill                                 1,097,526        1,097,526          484,157
North Sea, related to timing of liftings                                2,397,640        1,528,040          747,141
Offshore West Africa, related to timing of liftings                       832,317          584,931          412,841
--------------------------------------------------------------------------------------------------------------------
                                                                        4,327,483        3,210,497        1,644,139
====================================================================================================================

For the three months ended June 30, 2006, an additional 1.1 million barrels of crude oil have been included as inventory in the Company's International operations. This inventory build reduced cash flow from operations by approximately $60 million.

DAILY PRODUCTION, BEFORE ROYALTIES
                                                          Three Months Ended                   Six Months Ended
                                             --------------                             ------------
                                                    JUN 30       Mar 31         Jun 30       JUN 30         Jun 30
                                                      2006         2006           2005         2006           2005
-------------------------------------------------------------------------------------------------------------------
CRUDE OIL AND NGLS (bbl/d)
North America                                      234,780      222,955        215,693      228,901        212,427
North Sea                                           63,703       60,802         62,884       62,261         66,989
Offshore West Africa                                40,369       39,905         10,487       40,137          9,021
-------------------------------------------------------------------------------------------------------------------
                                                   338,852      323,662        289,064      331,299        288,437
-------------------------------------------------------------------------------------------------------------------
NATURAL GAS (mmcf/d)
North America                                        1,448        1,411          1,434        1,430          1,432
North Sea                                               17           17             17           17             20
Offshore West Africa                                    10            8              3            9              3
-------------------------------------------------------------------------------------------------------------------
                                                     1,475        1,436          1,454        1,456          1,455
-------------------------------------------------------------------------------------------------------------------
TOTAL BARREL OF OIL EQUIVALENT (boe/d)             584,611      563,027        531,380      573,879        530,851
-------------------------------------------------------------------------------------------------------------------
PRODUCT MIX
Light/medium crude oil and NGLs                        26%          27%            24%          27%            24%
Pelican Lake crude oil                                  5%           5%             4%           5%             4%
Primary heavy crude oil                                16%          17%            17%          16%            17%
Thermal heavy crude oil                                11%           8%             9%          10%             9%
Natural gas                                            42%          43%            46%          42%            46%
===================================================================================================================


  CANADIAN NATURAL RESOURCES LIMITED                                       21
==============================================================================

DAILY PRODUCTION, NET OF ROYALTIES
                                                            Three Months Ended                  Six Months Ended
                                             ---------------                             -------------
                                                     JUN 30        Mar 31        Jun 30        JUN 30       Jun 30
                                                       2006          2006          2005          2006         2005
-------------------------------------------------------------------------------------------------------------------
CRUDE OIL AND NGLS (bbl/d)
North America                                       205,674       192,747       189,137       199,246      184,331
North Sea                                            63,552        60,694        62,779        62,131       66,903
Offshore West Africa                                 39,335        38,958        10,160        39,148        8,743
-------------------------------------------------------------------------------------------------------------------
                                                    308,561       292,399       262,076       300,525      259,977
-------------------------------------------------------------------------------------------------------------------
NATURAL GAS (mmcf/d)
North America                                         1,183         1,120         1,143         1,152        1,145
North Sea                                                17            17            17            17           20
Offshore West Africa                                     10             8             3             9            3
-------------------------------------------------------------------------------------------------------------------
                                                      1,210         1,145         1,163         1,178        1,168
-------------------------------------------------------------------------------------------------------------------
TOTAL BARREL OF OIL EQUIVALENT (boe/d)              510,243       483,143       455,866       496,768      454,632
===================================================================================================================

Daily production and per barrel statistics are presented throughout the MD&A on a "before royalty" or "gross" basis. Production on an "after royalty" or "net" basis is presented for information purposes only.

The Company's business approach is to maintain large project inventories and production diversification among each of the commodities it produces; namely natural gas, light/medium crude oil and NGLs, Pelican Lake crude oil, primary heavy crude oil and thermal heavy crude oil.

Total crude oil and natural gas production averaged 573,879 boe/d for the six months ended June 30, 2006, an 8% increase from the six months ended June 30, 2005. Second quarter total production in 2006 averaged a record 584,611 boe/d, an increase of 10% compared to the second quarter of 2005 and an increase of 4% compared to the prior quarter. The increase in production from the comparable periods in 2005 was primarily due to increased production from the Company's Primrose thermal projects, the positive results from the Pelican Lake waterflood project, continued organic growth from the Company's extensive North America capital expenditure program and the commencement of production from the Baobab Field located offshore Cote d'Ivoire in the third quarter of 2005.

Total crude oil and NGLs production for the six months ended June 30, 2006 increased 15% to 331,299 bbl/d, up from 288,437 bbl/d for the six months ended June 30, 2005. In the second quarter of 2006, production increased 17% to 338,852 bbl/d from 289,064 bbl/d in the second quarter of 2005 and increased 5%, up from 323,662 bbl/d in the prior quarter. Crude oil and NGLs production in the second quarter of 2006 was in line with the Company's previously issued guidance of 326,000 to 348,000 bbl/d.

Natural gas production continues to represent the Company's largest product offering. Natural gas production for the six months ended June 30, 2006 averaged 1,456 mmcf/d compared to 1,455 mmcf/d for the six months ended June 30, 2005. In the second quarter of 2006, natural gas production averaged 1,475 mmcf/d, up 1% from 1,454 mmcf/d in the second quarter of 2005 and increased 3% from 1,436 mmcf/d in the prior quarter. The Company's second quarter natural gas production was within the Company's previously issued guidance of 1,461 to 1,520 mmcf/d.

As a result of the change to its capital  program,  the  delayed  start to the
North America natural gas winter drilling program earlier in 2006 and production issues internationally, the Company has revised its annual production guidance. In 2006, production is expected to average 1,422 to 1,450 mmcf/d of natural gas and 327,000 to 350,000 bbl/d of crude oil and NGLs. Third quarter 2006 production guidance is 1,416 to 1,445 mmcf/d of natural gas and 318,000 to 340,000bbl/d of crude oil and NGLs.


  22                                      CANADIAN NATURAL RESOURCES LIMITED
==============================================================================

NORTH AMERICA

North America crude oil and NGLs production for the six months ended June 30, 2006 increased 8% to average 228,901 bbl/d, up from 212,427 bbl/d for the six months ended June 30, 2005. Production in the second quarter of 2006 increased 9% or 19,087 bbl/d to average 234,780 bbl/d, up from 215,693 bbl/d in the second quarter of 2005 and increased 5% from the prior quarter production of 222,955 bbl/d. The increase in crude oil and NGLs production was mainly due to increased Primrose production and the positive results from the Pelican Lake waterflood project.

North America natural gas production for the six months ended June 30, 2006 decreased slightly to average 1,430 mmcf/d from 1,432 mmcf/d for the six months ended June 30, 2005. In the second quarter of 2006, production increased 1% or 14 mmcf/d to average 1,448 mmcf/d, up from 1,434 mmcf/d in the second quarter of 2005 and increased 3% from 1,411 mmcf/d in the prior quarter. Production was negatively impacted by warmer than normal weather during the winter drilling season, which precluded timely access to many locations in Northern Alberta and Northeast British Columbia. The Company anticipates that approximately 20 - 30 mmcf/d will remain stranded until winter freeze up in late 2006 or early 2007.


NORTH SEA

North Sea crude oil production for the six months ended June 30, 2006 averaged 62,261 bbl/d, 7% lower than the 66,989 bbl/d in the six months ended June 30, 2005. Crude oil production in the second quarter of 2006 increased to 63,703 bbl/d, 1% higher than production of 62,884 bbl/d in the comparable period in 2005, and 5% higher than prior quarter production of 60,802 bbl/d. Production levels were in line with expectations, reflecting completion of the Company's infill drilling program, with positive results at the Ninian and Tiffany Fields, and the resolution of processing difficulties at the Murchison Field. Due to the positive results from the Company's infill drilling program, the Ninian Field produced a peak rate of 43,725 bbl/d, which is the highest rate of production from this Field since the Company assumed Operatorship. Production in the third quarter of 2006 is expected to decrease due to the timing of maintenance work.


OFFSHORE WEST AFRICA

Offshore West Africa crude oil production for the six months ended June 30, 2006 increased 345% to 40,137 bbl/d from 9,021 bbl/d for the six months ended June 30, 2005. The production increase was primarily due to commencement of production from the 57.61% owned and operated Baobab Field in August 2005. Second quarter 2006 production increased by 285% from 10,487 bbl/d in the second quarter of 2005 primarily due to production from the Baobab Field and positive results from the Company's infill drilling program at East Espoir. Four production wells at Baobab experienced increased sand and solids production and were curtailed, reducing production by approximately 12,000 bbl/d, net to the Company. By way of offset, two production wells were added at East Espoir, resulting in record production at this Field during the quarter.


  CANADIAN NATURAL RESOURCES LIMITED                                       23
==============================================================================

ROYALTIES
                                                         Three Months Ended                    Six Months Ended
                                             -------------                             -------------
                                                   JUN 30        Mar 31        Jun 30        JUN 30        Jun 30
                                                     2006          2006          2005          2006          2005
------------------------------------------------------------------------------------------------------------------
CRUDE OIL AND NGLS ($/bbl)(1)
North America                                  $     6.81   $      4.63   $      4.34   $      5.77   $      4.45
North Sea                                      $     0.17   $      0.12   $      0.11   $      0.15   $      0.08
Offshore West Africa                           $     1.87   $      1.55   $      1.81   $      1.71   $      1.85
Company average                                $     5.14   $      3.48   $      3.33   $      4.34   $      3.36

NATURAL GAS ($/mcf)(1)
North America                                  $     1.13   $      1.73   $      1.50   $      1.43   $      1.41
North Sea                                      $        -   $         -   $         -   $         -   $         -
Offshore West Africa                           $     0.14   $      0.13   $      0.21   $      0.13   $      0.22
Company average                                $     1.11   $      1.70   $      1.48   $      1.40   $      1.39

COMPANY AVERAGE ($/boe)(1)                     $     5.80   $      6.44   $      5.85   $      6.11   $      5.64

PERCENTAGE OF REVENUE(2)
Crude oil and NGLs                                     9%            8%            9%            8%            9%
Natural gas                                           18%           21%           20%           20%           20%
Boe                                                   12%           14%           14%           13%           14%
==================================================================================================================

(1)  AMOUNTS EXPRESSED ON A PER UNIT BASIS ARE BASED ON SALES VOLUMES.
(2)  INCLUDING TRANSPORTATION COSTS AND EXCLUDING RISK MANAGEMENT ACTIVITIES.

NORTH AMERICA

North America crude oil and NGLs royalties per bbl for the six and three months ended June 30, 2006 increased from the comparable periods in 2005 and the prior quarter primarily due to higher benchmark world crude oil prices and narrower Heavy Differentials. Based on current pricing, payout on the Primrose thermal projects is anticipated to be reached late in the third or early in the fourth quarter of 2006, at which point Crown royalty rates will increase from 1% of gross revenue to 25% of revenue net of operating costs and capital expenditures.

Natural gas royalties per mcf fluctuated from the comparable periods in 2005 and the prior quarter in response to benchmark natural gas prices, which were impacted by changes in demand and storage levels for natural gas.


NORTH SEA

North Sea government royalties on crude oil were eliminated effective January 1, 2003. The remaining royalty is a gross overriding royalty on the Ninian Field.


  24                                      CANADIAN NATURAL RESOURCES LIMITED
==============================================================================

OFFSHORE WEST AFRICA

Offshore West Africa production is governed by the terms of the various Production Sharing Contracts ("PSCs"). Under the PSCs, revenues are divided into cost recovery revenue and profit revenue. Cost recovery revenue allows the Company to recover its capital and operating costs and the costs carried by the Company on behalf of the Government State Oil Company. These revenues are reported as sales revenue. Profit revenue is allocated to the joint venture partners in accordance with their respective equity interests, after a portion has been allocated to the Government. The Government's share of profit revenue attributable to the Company's equity interest is allocated to royalty expense and current income tax expense in accordance with the PSCs. Based on current projections, the Espoir Field is expected to reach payout in late 2006, while the Baobab Field is expected to reach payout in 2008, which will increase royalty rates and current income taxes in accordance with the PSCs.

PRODUCTION EXPENSE
                                                         Three Months Ended                    Six Months Ended
                                              ------------                             ------------
                                                   JUN 30        Mar 31        Jun 30       JUN 30         Jun 30
                                                     2006          2006          2005         2006           2005
------------------------------------------------------------------------------------------------------------------
CRUDE OIL AND NGLS ($/bbl)(1)
North America                                 $     11.71    $     10.91  $     10.14   $    11.33    $     10.11
North Sea                                     $     17.18    $     16.85  $     17.41   $    17.02    $     16.09
Offshore West Africa                          $      5.61    $      6.08  $      8.47   $     5.85    $      9.70
Company average                               $     11.92    $     11.33  $     11.66   $    11.63    $     11.48

NATURAL GAS ($/mcf)(1)
North America                                 $      0.79    $      0.79  $      0.68   $     0.79    $      0.68
North Sea                                     $      1.47    $      1.26  $      2.92   $     1.37    $      2.70
Offshore West Africa                          $      0.36    $      1.00  $      1.37   $     0.65    $      1.32
Company average                               $      0.80    $      0.80  $      0.71   $     0.80    $      0.71

COMPANY AVERAGE ($/boe)(1)                    $      8.85    $      8.46  $      8.29   $     8.66    $      8.17
==================================================================================================================

(1) AMOUNTS EXPRESSED ON A PER UNIT BASIS ARE BASED ON SALES VOLUMES.

NORTH AMERICA

North America crude oil and NGLs production expense per bbl for the six months ended June 30, 2006 increased to $11.33 from $10.11 for the six months ended June 30, 2005 and to $11.71 from $10.14 for the second quarter in 2005, primarily due to higher industry wide service costs. Production expense per bbl in the second quarter of 2006 increased from $10.91 for the prior quarter, also reflecting higher industry wide service costs in all facets of operations, particularly well servicing costs. In addition to these factors, second quarter production expense reflects a product mix with increasing weighting towards higher cost thermal heavy crude oil.

North America natural gas production expense per mcf for the six and three months ended June 30, 2006 increased over the six and three months ended June 30, 2005, but remained unchanged from the prior quarter. The increase from the comparable periods in 2005 was primarily due to continued service and cost pressures seen industry wide.


  CANADIAN NATURAL RESOURCES LIMITED                                       25
==============================================================================

NORTH SEA

North Sea crude oil production expense varied on a per barrel basis from the comparable periods due to the timing of maintenance work, the changes in production volumes on a relatively fixed cost base and the timing of liftings from various fields.


OFFSHORE WEST AFRICA

Offshore West Africa crude oil production expenses are largely fixed in nature and fluctuated on a per barrel basis from the comparable periods due to changes in production. Production expenses for the six months ended June 30, 2006 compared to the six months ended June 30, 2005 were primarily impacted by the commencement of production from the Baobab Field in August 2005.

MIDSTREAM
                                                       Three Months Ended                    Six Months Ended
                                           -------------                             -------------
                                                 JUN 30         Mar 31       Jun 30        JUN 30        Jun 30
($ millions)                                       2006           2006         2005          2006          2005
----------------------------------------------------------------------------------------------------------------
Revenue                                      $       17   $         18  $        17   $        35   $        38
Production expense                                    6              5            5            11            11
----------------------------------------------------------------------------------------------------------------
Midstream cash flow                                  11             13           12            24            27
Depreciation                                          2              2            2             4             4
----------------------------------------------------------------------------------------------------------------
Segment earnings before taxes                $        9   $         11  $        10   $        20   $        23
================================================================================================================


The Company's midstream assets consist of three crude oil pipeline systems and a 50% working interest in an 84-megawatt cogeneration plant at Primrose. Approximately 80% of the Company's heavy crude oil production is transported to international mainline liquid pipelines via the 100% owned and operated ECHO Pipeline, the 62% owned and operated Pelican Lake Pipeline and the 15% owned Cold Lake Pipeline. The midstream pipeline assets allow the Company to control the transport of its own production volumes as well as earn third party revenue. This transportation control enhances the Company's ability to manage the full range of costs associated with the development and marketing of its heavier crude oil.

DEPLETION, DEPRECIATION AND AMORTIZATION (1)
                                                       Three Months Ended                    Six Months Ended
                                           -------------                             -------------
                                                 JUN 30         Mar 31       Jun 30        JUN 30        Jun 30
                                                   2006           2006         2005          2006          2005
----------------------------------------------------------------------------------------------------------------
Expense ($ millions)                       $        555  $         519 $        482  $      1,074  $        954
         $/boe(2)                          $      10.66  $       10.56 $       9.98  $      10.62  $       9.93
================================================================================================================

(1)  DD&A EXCLUDES DEPRECIATION ON MIDSTREAM ASSETS.
(2)  AMOUNTS EXPRESSED ON A PER UNIT BASIS ARE BASED ON SALES VOLUMES.

Depletion, Depreciation and Amortization ("DD&A") for the six and three months ended June 30, 2006 increased in total and on a boe basis from the comparable periods in 2005 and the prior quarter. The increase in DD&A expense was primarily due to higher volumes, higher finding and development costs associated with natural gas exploration in North America and higher estimated future costs to develop the Company's proved undeveloped reserves in the North Sea.


  26                                      CANADIAN NATURAL RESOURCES LIMITED
==============================================================================

ASSET RETIREMENT OBLIGATION ACCRETION
                                                       Three Months Ended                    Six Months Ended
                                           -------------                             ------------
                                                 JUN 30       Mar 31         Jun 30       JUN 30         Jun 30
                                                   2006         2006           2005         2006           2005
----------------------------------------------------------------------------------------------------------------
Expense ($ millions)                         $       16   $       17    $        17   $       33    $        35
         $/boe(1)                            $     0.32   $     0.34    $      0.36   $     0.33    $      0.37
================================================================================================================

(1)  AMOUNTS EXPRESSED ON A PER UNIT BASIS ARE BASED ON SALES VOLUMES.

Asset retirement obligation accretion expense is the increase in the carrying amount of the asset retirement obligation due to the passage of time.

ADMINISTRATION EXPENSE
                                                       Three Months Ended                    Six Months Ended
                                           -------------                             -------------
                                                 JUN 30        Mar 31        Jun 30        JUN 30        Jun 30
                                                   2006          2006          2005          2006          2005
----------------------------------------------------------------------------------------------------------------
Net expense ($ millions)                     $       40    $       42   $        42   $        82   $        77
         $/boe(1)                            $     0.78    $     0.85   $      0.85   $      0.81   $      0.79
================================================================================================================

(1)  AMOUNTS EXPRESSED ON A PER UNIT BASIS ARE BASED ON SALES VOLUMES.

Administration expense for the six months ended June 30, 2006 increased in total and on a boe basis from the six months ended June 30, 2005. The increase was primarily due to increased insurance premiums and increased staffing costs.

Administration expense includes compensation expense related to the Share Bonus Plan. The Share Bonus Plan incorporates employee share ownership in the Company while reducing the granting of stock options and the dilution of current Shareholders. Under the plan cash bonuses awarded, based on Company and employee performance, are subsequently used by a trustee to acquire common shares of the Company. The common shares vest to the employee over a three-year period provided the employee does not leave the employment of the Company. If the employee leaves the employment of the Company, the unvested common shares are forfeited under the terms of the plan. For the six months ended June 30, 2006, the Company recognized $14 million of compensation expense under the Share Bonus Plan (June 30, 2005 - $13 million).

STOCK-BASED COMPENSATION (RECOVERY) EXPENSE
                                                       Three Months Ended                    Six Months Ended
                                           -------------                             ------------
                                                 JUN 30       Mar 31         Jun 30       JUN 30         Jun 30
($ millions)                                       2006         2006           2005         2006           2005
----------------------------------------------------------------------------------------------------------------
Stock option plan (recovery) expense         $      (34)  $      132    $       215   $       98    $       399
================================================================================================================

The Company's Stock Option Plan (the "Option Plan") provides current employees (the "option holders") with the right to elect to receive common shares or a direct cash payment in exchange for options surrendered. The design of the
Option Plan balances the need for a long-term compensation program to retain employees with the benefits of reducing the impact of dilution on current Shareholders and the reporting of the obligations associated with stock options. Transparency of the cost of the Option Plan is increased since changes in the intrinsic value of outstanding stock options are recognized each period. The cash payment feature provides option holders with substantially the same benefits and allows them to realize the value of their options through a simplified administration process.


  CANADIAN NATURAL RESOURCES LIMITED                                       27
==============================================================================

The Company recorded a $98 million ($67 million after tax) stock-based compensation expense for the six months ended June 30, 2006 in connection with the 7% appreciation in the Company's share price, and a $34 million ($21 million after-tax) stock-based compensation recovery as a result of the decrease in the Company's share price in the second quarter of 2006 (Company's share price as at: June 30, 2006 - C$61.72; March 31, 2006 - C$64.90; December 31, 2005 - C$57.63; June 30, 2005 - C$44.40). As required by GAAP, the
Company's outstanding stock options are valued based on the difference between the exercise price of the stock options and the market price of the Company's common shares, pursuant to a graded vesting schedule. The liability is revalued quarterly to reflect changes in the market price of the Company's common shares and the options exercised or surrendered in the period, with the net change recognized in net earnings, or capitalized during the construction period in the case of the Horizon Project. For the six months ended June 30, 2006 the Company capitalized $66 million in stock-based compensation on the Horizon Project (June 30, 2005 - $45 million). The stock-based compensation liability reflects the Company's potential cash liability should all the vested options be surrendered for a cash payout at the market price on June 30, 2006. In periods when substantial stock price changes occur, the Company is subject to significant earnings volatility.

For the six months ended June 30, 2006, the Company paid $183 million for stock options surrendered for cash settlement (June 30, 2005 - $110 million).

INTEREST EXPENSE
                                                          Three Months Ended                       Six Months Ended
                                             -------------                              -------------
                                                   JUN 30         Mar 31        Jun 30        JUN 30        Jun 30
                                                     2006           2006          2005          2006          2005
-------------------------------------------------------------------------------------------------------------------
Interest expense, gross ($ millions)          $        69   $         58  $         54  $        127   $       108
Less: capitalized interest, Horizon Project   $        41   $         33  $         14  $         74   $        25
-------------------------------------------------------------------------------------------------------------------
Interest expense, net                         $        28   $         25  $         40  $         53   $        83
         $/boe(1)                             $      0.53   $       0.51  $       0.82  $       0.52   $      0.87
Average effective interest rate                      5.7%           5.7%          5.2%          5.7%          5.4%
===================================================================================================================

(1)  AMOUNTS EXPRESSED ON A PER UNIT BASIS ARE BASED ON SALES VOLUMES.

Gross interest expense increased from the comparable periods in 2005 and the prior quarter primarily due to higher debt levels. Interest expense also increased from the comparable periods in 2005 due to higher carrying charges. Net interest expense decreased from the comparable periods in 2005 on a total and a boe basis due to the capitalization of construction period interest related to the Horizon Project.


RISK MANAGEMENT ACTIVITIES

The Company utilizes various instruments to manage its commodity price, currency and interest rate exposures. These derivative financial instruments are not used for trading or speculative purposes. Changes in fair value of derivative financial instruments designated as hedges are not recognized in net earnings until such time as the corresponding gains or losses on the related hedged items are also recognized. Changes in fair value of derivative financial instruments not designated as hedges are recognized in the consolidated balance sheets each period with the offset reflected in risk management activities in the statement of earnings.

The Company formally documents all hedging transactions at the inception of the hedging relationship in accordance with the Company's risk management policies. The effectiveness of the hedging relationship is evaluated both at inception of the hedge and on an ongoing basis.

The Company enters into commodity price contracts to manage anticipated sales of crude oil and natural gas production in order to protect cash flow for capital expenditure programs. Gains or losses on these contracts are included in risk management activities.


  28                                      CANADIAN NATURAL RESOURCES LIMITED
==============================================================================

The Company enters into interest rate swap agreements to manage its fixed to floating interest rate mix on long-term debt. The interest rate swap contracts require the periodic exchange of payments without the exchange of the notional principal amounts on which the payments are based. Gains or losses on interest rate swap contracts designated as hedges are included in interest expense. Gains or losses on non-designated interest rate contracts are included in risk management activities.

Gains or losses on the termination or de-designation of financial instruments that have been accounted for as hedges are deferred under other assets or liabilities on the consolidated balance sheets and amortized into net earnings in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any unrealized derivative gain or loss is recognized immediately in net earnings. Gains or losses on the termination of financial instruments that have not been accounted for as hedges are recognized in net earnings immediately.

RISK MANAGEMENT
                                                       Three Months Ended                   Six Months Ended
                                           -------------                            -------------
                                                JUN 30        Mar 31       Jun 30         JUN 30        Jun 30
($ millions)                                      2006          2006         2005           2006          2005
---------------------------------------------------------------------------------------------------------------
REALIZED LOSS (GAIN)
Crude oil and NGLs financial instruments   $       421    $      332     $     94    $       753  $        199
Natural gas financial instruments                  (14)          56             2             42            (8)
Interest rate swaps                                  -             -            -              -            (8)
---------------------------------------------------------------------------------------------------------------
                                           $       407    $      388     $     96    $       795  $        183
---------------------------------------------------------------------------------------------------------------
UNREALIZED LOSS (GAIN)
Crude oil and NGLs financial instruments   $       (10)   $      114     $    168    $       104  $      1,075
Natural gas financial instruments                  (12)         (104)         (50)          (116)           36
Interest rate swaps                                 (4)           (2)           1             (6)            6
---------------------------------------------------------------------------------------------------------------
                                           $       (26)   $        8     $    119    $       (18) $      1,117
---------------------------------------------------------------------------------------------------------------
TOTAL                                      $       381    $      396     $    215    $       777  $      1,300
===============================================================================================================

The net realized losses (gains) from crude oil and NGLs and natural gas financial instruments decreased (increased) the Company's average realized prices as follows:

                                                       Three Months Ended                   Six Months Ended
                                           -------------                            -------------
                                                 JUN 30        Mar 31      Jun 30         JUN 30        Jun 30
                                                   2006          2006        2005           2006          2005
---------------------------------------------------------------------------------------------------------------
Crude oil and NGLs ($/bbl)(1)              $     14.18   $     12.04   $      3.58  $      13.15   $      3.82
Natural gas ($/mcf)(1)                     $      (0.11) $      0.43   $      0.02  $       0.16   $     (0.03)
===============================================================================================================

(1)  AMOUNTS EXPRESSED ON A PER UNIT BASIS ARE BASED ON SALES VOLUMES.


  CANADIAN NATURAL RESOURCES LIMITED                                       29
==============================================================================

As effective as commodity hedges are against reference commodity prices, a substantial portion of the derivative financial instruments entered into by the Company do not meet the requirements for hedge accounting under GAAP due to currency, product quality and location differentials (the "non-designated hedges"). The Company is required to mark-to-market these non-designated hedges based on prevailing forward commodity prices in effect at the end of each reporting period. Accordingly, the unrealized risk management liability reflects, at June 30, 2006, the implied price differentials for the non-designated hedges for future years. The cash settlement amount of the risk management financial derivative instruments may vary materially depending upon the underlying crude oil and natural gas prices at the time of final settlement of the financial derivative instruments, as compared to their mark-to-market value at June 30, 2006. Due to changes in the crude oil and natural gas forward pricing at June 30, 2006, the Company recorded a net $18 million ($12 million after-tax) unrealized gain on its risk management activities for the six months ended June 30, 2006 (June 30, 2005 - unrealized loss of $1,117 million), including a $26 million ($17 million after-tax) unrealized gain for the three months ended June 30, 2006 (March 31, 2006 - unrealized loss $8 million; June 30, 2005 - unrealized loss $119 million)

In addition to the risk management liability recognized on the balance sheet at June 30, 2006, the net unrecognized liability related to the fair value of derivative financial instruments designated as hedges was $404 million at June 30, 2006 (December 31, 2005 - $990 million).

Details related to outstanding derivative financial instruments at June 30, 2006 are disclosed in note 7 to the Company's unaudited interim consolidated financial statements.

FOREIGN EXCHANGE
                                                         Three Months Ended                    Six Months Ended
                                            -------------                              -----------
                                                 JUN 30         Mar 31        Jun 30       JUN 30         Jun 30
($ millions)                                       2006           2006          2005         2006           2005
-----------------------------------------------------------------------------------------------------------------
Realized foreign exchange loss (gain)          $     12     $       (5)  $        (6)  $         7   $       (18)
Unrealized foreign exchange loss (gain)             (58)            10            16           (48)           16
-----------------------------------------------------------------------------------------------------------------
                                               $    (46)    $        5   $        10   $       (41)  $        (2)
=================================================================================================================


The Company's results are affected by the exchange rates between the Canadian dollar, US dollar, and UK pound sterling. A majority of the Company's revenue is based on reference to US dollar benchmark prices. An increase in the value of the Canadian dollar in relation to the US dollar results in lower revenue from the sale of the Company's production. Conversely a decrease in the value of the Canadian dollar in relation to the US dollar will result in higher revenue from the sale of the Company's production. Production expenses are also subject to fluctuations due to changes in the exchange rate of the UK pound sterling to the US dollar on North Sea operations. The value of the Company's US dollar denominated debt is also impacted by the value of the Canadian dollar in relation to the US dollar.

The majority of the realized foreign exchange loss in the second quarter of 2006 was the result of the effects of foreign exchange rate fluctuations on working capital items denominated in US dollars or UK pound sterling. The unrealized foreign exchange gain was related to the fluctuation of the Canadian dollar in relation to the US dollar with respect to the US dollar debt and working capital in North America denominated in US dollars, as well as the re-measurement of North Sea future income tax liabilities denominated in UK pound sterling. The Canadian dollar ended the second quarter at US$0.8969 compared to US$0.8159 at June 30, 2005 (March 31, 2006 - US$0.8568).

In order to mitigate a portion of the volatility associated with fluctuations in exchange rates, the Company has designated certain US dollar denominated debt as a hedge against its net investment in US dollar based self-sustaining foreign operations. Accordingly, translation gains and losses on this US dollar denominated debt are included in the foreign currency translation adjustment in Shareholders' equity in the consolidated balance sheets.


  30                                      CANADIAN NATURAL RESOURCES LIMITED
==============================================================================

TAXES
                                                         Three Months Ended                      Six Months Ended
                                           --------------                                --------------
                                                 JUN 30        Mar 31           Jun 30          JUN 30        Jun 30
($ millions, except income tax rates)              2006          2006             2005            2006          2005
---------------------------------------------------------------------------------------------------------------------
TAXES OTHER THAN INCOME TAX
Current                                    $         59    $       35       $       36    $         94   $        78
Deferred                                             18            26                4              44             4
---------------------------------------------------------------------------------------------------------------------
                                           $         77    $       61       $       40    $        138   $        82
---------------------------------------------------------------------------------------------------------------------

CURRENT INCOME TAX
North America                              $         22    $       18       $       34    $         40   $        66
North Sea                                           (1)             1               28               -            67
Offshore West Africa                                 16            13                4              29             7
---------------------------------------------------------------------------------------------------------------------
                                           $         37    $       32       $       66    $         69   $       140
---------------------------------------------------------------------------------------------------------------------
FUTURE INCOME TAX (RECOVERY) EXPENSE       $      (224)    $      268       $       62    $         44  $       (179)
---------------------------------------------------------------------------------------------------------------------
EFFECTIVE INCOME TAX RATE                    (21.9)%(2)      83.9%(1)            37.0%      9.4%(1)(2)        15.8%
=====================================================================================================================

(1) INCLUDES THE EFFECT OF A ONE TIME CHARGE OF $110 MILLION RELATED TO THE INCREASED SUPPLEMENTARY CHARGE ON OIL AND GAS PROFITS IN THE UK NORTH SEA, SUBSTANTIVELY ENACTED IN THE FIRST QUARTER OF 2006.
(2) INCLUDES THE EFFECT OF A ONE TIME RECOVERY OF $438 MILLION DUE TO CANADIAN FEDERAL, ALBERTA AND SASKATCHEWAN TAX RATE REDUCTIONS ENACTED DURING THE SECOND QUARTER.

Taxes other than income tax includes current and deferred petroleum revenue tax ("PRT") and Canadian provincial capital taxes. PRT is charged on certain fields in the North Sea at the rate of 50% of net operating income, after allowing for certain deductions including abandonment expenditures.

Taxable income from the conventional crude oil and natural gas business in Canada is generated by partnerships, with the related income taxes payable in a subsequent year. North America current income taxes have been provided on the basis of the corporate structure and available income tax deductions and will vary depending upon the nature and amount of capital expenditures incurred in Canada.

During the first quarter of 2006, the UK government substantively enacted an increase to the supplementary charge on profits from UK North Sea crude oil and natural gas production, resulting in an increase of future tax liabilities of $110 million.

During the second quarter of 2006, the Canadian Federal Government enacted reductions to its corporate tax rates, resulting in a reduction of future income tax liabilities of approximately $277 million.

During the second quarter of 2006, the provinces of Alberta and Saskatchewan enacted reductions to their corporate income tax rates, resulting in a reduction of future tax liabilities of approximately $161 million.


  CANADIAN NATURAL RESOURCES LIMITED                                       31
==============================================================================

CAPITAL EXPENDITURES(1)
                                                               Three Months Ended                  Six Months Ended
                                                  -------------                             -------------
                                                        JUN 30        Mar 31        Jun 30        JUN 30        Jun 30
($ millions)                                              2006          2006          2005          2006          2005
-----------------------------------------------------------------------------------------------------------------------
EXPENDITURES ON PROPERTY, PLANT AND EQUIPMENT
Net property acquisitions (dispositions)          $         7   $         12  $        (341)$         19  $       (339)
Land acquisition and retention                             54             99             52          153            88
Seismic evaluations                                        35             52             20           87            61
Well drilling, completion and equipping                   418            936            306        1,354           940
Pipeline and production facilities                        233            500            283          733           715
-----------------------------------------------------------------------------------------------------------------------
TOTAL NET RESERVE REPLACEMENT EXPENDITURES                747          1,599            320        2,346         1,465
-----------------------------------------------------------------------------------------------------------------------
Horizon Project:
   Phase 1 construction costs(2)                          680            616            236        1,296           367
   Phases 2 and 3 costs                                     6              1              -            7             -
   Capitalized interest, stock-based compensation
   and other(2)                                            96             69             39          165           123
-----------------------------------------------------------------------------------------------------------------------
Total Horizon Project                                     782            686            275        1,468           490
-----------------------------------------------------------------------------------------------------------------------
Midstream                                                   6              3              -            9             4
Abandonments(3)                                            17             15              7           32            11
Head office                                                 6              6              7           12            11
-----------------------------------------------------------------------------------------------------------------------
TOTAL NET CAPITAL EXPENDITURES                    $     1,558   $      2,309  $         609 $      3,867  $      1,981
=======================================================================================================================
BY SEGMENT
North America                                     $       569   $      1,404  $         110 $      1,973  $      1,050
North Sea                                                 149            138            112          287           169
Offshore West Africa                                       27             50             97           77           241
Other                                                       2              7              1            9             5
Horizon Project                                           782            686            275        1,468           490
Midstream                                                   6              3              -            9             4
Abandonments(3)                                            17             15              7           32            11
Head office                                                 6              6              7           12            11
-----------------------------------------------------------------------------------------------------------------------
Total                                             $     1,558   $      2,309  $         609 $      3,867  $      1,981
=======================================================================================================================

(1) THE NET CAPITAL EXPENDITURES DO NOT INCLUDE NON-CASH PROPERTY, PLANT AND EQUIPMENT ADDITIONS OR DISPOSALS.
(2) PRIOR PERIOD AMOUNTS HAVE BEEN RECLASSIFIED WITH RESPECT TO STOCK-BASED COMPENSATION COSTS.
(3) ABANDONMENTS REPRESENT EXPENDITURES TO SETTLE ASSET RETIREMENT OBLIGATIONS AND HAVE BEEN REFLECTED AS CAPITAL EXPENDITURES IN THIS TABLE.


  32                                      CANADIAN NATURAL RESOURCES LIMITED
==============================================================================

The Company's strategy is focused on building a diversified asset base that is balanced among various products. In order to facilitate efficient operations, the Company focuses its activities in core regions where it can dominate the land base and infrastructure. The Company focuses on maintaining its land inventories to enable the continuous exploitation of play types and geological trends, greatly reducing overall exploration risk. By dominating infrastructure, the Company is able to maximize utilization of its production facilities, thereby increasing control over production costs.

Net capital expenditures in the six months ended June 30, 2006 were $3,867 million compared to $1,981 million in the six months ended June 30, 2005. The increase was primarily related to capital expenditures on the Horizon Project and increased activity and cost pressures related to the North America conventional operations. In the six months ended June 30, 2006, the Company drilled a total of 1,031 net wells consisting of 483 natural gas wells, 171 crude oil wells, 309 stratigraphic test and service wells, and 68 wells that were dry. The 309 stratigraphic test and service wells include 103 stratigraphic test wells related to the Horizon Project. This compared to 927 net wells drilled in the six months ended June 30, 2005. The Company achieved an overall success rate of 91% for the six months ended June 30, 2006, excluding stratigraphic test and service wells (June 30, 2005 - 90%).

Net capital expenditures in the second quarter of 2006 were $1,558 million compared to $609 million in the comparable period in 2005 and $2,309 million in the first quarter of 2006. The increase from the second quarter of 2005 was primarily related to capital expenditures on the Horizon Project and increased activity on the North America conventional operations. The decrease from the prior quarter reflects reduced drilling activity due to spring break-up. In the second quarter of 2006, the Company drilled a total of 141 net wells consisting of 43 natural gas wells, 79 crude oil wells, 12 stratigraphic test and service wells, and 7 wells that were dry. The Company achieved an overall success rate of 95% for the second quarter of 2006, excluding stratigraphic test and service wells.


NORTH AMERICA

North  America   accounted  for   approximately   90%  of  the  total  capital
expenditures for the six months ended June 30, 2006 compared to approximately 79% in the comparable period in 2005.

During the first half of 2006, the Company targeted 547 net natural gas wells, including 196 wells in Northeast British Columbia, 194 wells in the Northern Plains region, 96 wells in Northwest Alberta, and 61 wells in the Southern
Plains region. The Company also targeted 168 net crude oil wells during the first half of 2006. The majority of these wells were concentrated in the Company's crude oil Northern Plains region where 56 heavy crude oil wells, 59 Pelican Lake crude oil wells, 26 thermal crude oil wells, and 5 light crude oil wells were drilled. Another 22 light crude oil wells were drilled during the quarter outside of the Northern Plains region. The winter drilling program was negatively impacted by much warmer than normal weather, which precluded timely access to many locations in Northern Alberta and Northeast British Columbia. The Company anticipates that the remaining production locations delayed will largely be tied-in by the end of 2006. In the second quarter of 2006, the Company drilled 48 net wells targeting natural gas and 78 net wells targeting crude oil.

Due to significant changes in relative commodity prices between crude oil and natural gas, the Company has taken the opportunity to utilize its large drilling inventory to maximize value in both the short and long-term. Natural gas pricing has softened significantly in 2006 whereas crude oil pricing remains strong with narrowing Heavy Differentials starting in the second quarter of 2006. The Company will continue to focus on drilling crude oil wells and reduce drilling natural gas wells for the balance of 2006. These natural gas wells will be retained in the Company's prospect inventory, and will be drilled as natural gas commodity prices improve.

As part of the development of the Company's heavy crude oil resources, the Company is continuing with its Primrose thermal projects, which includes the Primrose North expansion project and drilling additional wells in the Primrose South project to augment existing production. To date, the Company has drilled 183 stratigraphic test wells, and has drilled 26 thermal oil wells. First steaming for the Primrose North expansion project commenced in November 2005, resulting in overall thermal production of approximately 77,000 bbl/d in June 2006. Primrose thermal production for the six months ended June 30, 2006 was approximately 55,000 bbl/d.


  CANADIAN NATURAL RESOURCES LIMITED                                       33
==============================================================================

In 2004, the Company filed a public disclosure document for regulatory approval of its Primrose East project, a new facility located about 15 kilometers from its existing Primrose South steam plant and 25 kilometers from its Wolf Lake central processing facility. The development application was submitted to the Alberta Energy and Utilities Board in January 2006, with potential impacts associated with the use of bitumen as fuel being evaluated in the Environmental Impact Assessment. The Company expects construction to begin in 2007, with first steam scheduled for the end of the first quarter of 2009.

Development of new acreage and secondary recovery conversion projects at Pelican Lake continued as expected through the second quarter of 2006. Drilling consisted of 37 horizontal producing wells with plans to drill 100 additional horizontal wells over the remainder of the year. The pressure response from the polymer flood pilot continued to be positive. The Company commenced installation of a further four polymer skids as part of the commercial polymer flood project. Pelican Lake production averaged approximately 30,000 bbl/d for the second quarter of 2006.

In the third quarter of 2006, the Company's overall drilling activity in North America is expected to be comprised of 106 natural gas wells and 295 crude oil wells excluding stratigraphic and service wells.

HORIZON OIL SANDS PROJECT

The Horizon Project continued on schedule and on budget with construction 36% complete at quarter end. The project status as at June 30, 2006 was as follows:

o    Completed 90% of model reviews;

o Awarded total contracts and purchase orders in excess of $4.4 billion, with a further $400 million in various stages of the tender process;

o Awarded key construction contracts in Extraction, Froth Treatment and Tank Farms;

o    Set 140 piperack modules for total progress of 31% complete;

o    Site preparation and underground infrastructure substantially completed.

Major activities for the third quarter of 2006 will include:

o    Overall detailed engineering to surpass 90%; and

o    Commence Tar River Diversion and Raw Water Pond project.

First production of light, sweet Synthetic Crude Oil from Phase 1 construction is targeted to commence in the second half of 2008.

NORTH SEA

In the second quarter, the Company continued with its planned program of infill drilling, recompletions, workovers and waterflood optimizations. During the second quarter, 2.8 net wells were drilled, with an additional 1 net well drilling at quarter end.

The development of the Lyell Field progressed on schedule during the quarter. The Lyle Field development comprises the drilling of four net wells, including one injector, and the workover of two existing wells in 2006 and 2007. At its peak, new production of approximately 20,000 boe/d is forecast from the Field.

The Columba E Raw Water Injection project progressed during the quarter, with the completion and delivery of the topside module. The Company plans to drill 2 additional sub-sea water injection wells in 2006 and 2007, resulting in increased production capacity from the existing long reach wells.


  34                                      CANADIAN NATURAL RESOURCES LIMITED
==============================================================================

OFFSHORE WEST AFRICA

At Baobab, 2 additional production wells and one injector well were completed and tied back to the floating production, storage and offtake vessel ("FPSO"), successfully completing the first phase of the development. The drilling rig, having completed the first phase wells below budgeted cost, was released during the second quarter.

At East Espoir, the drilling rig was successfully mobilized to the West Espoir wellhead tower following the completion of two East Espoir infill wells. During the second quarter of 2006, the first well was drilled at West Espoir, with production commencing in the third quarter.

The Company purchased a 90% interest in the Olowi PSC offshore Gabon in October 2005 and received approval of its development plan for this acquisition during the first quarter of 2006. Development plans include an FPSO, handling input from two or three shallow-water producing platforms. During the second quarter of 2006, tenders were received for both the FPSO and rig contracts for the Olowi development. Following engineering design and evaluation of tenders, development is expected to begin in late 2006. First oil is expected late in 2008 at a peak production rate of approximately 20,000 bbl/d.

LIQUIDITY AND CAPITAL RESOURCES
                                            ------------------
                                                       JUN 30          Mar 31              Dec  31           Jun 30
($ millions, except ratios)                              2006            2006                 2005             2005
--------------------------------------------------------------------------------------------------------------------
Working capital deficit(1)                    $         1,554    $      2,065        $       1,774    $       1,340
Long-term debt                                $         5,004    $      4,342        $       3,321    $       3,649

Shareholders' equity
Share capital                                 $         2,516    $      2,500        $       2,442    $       2,428
Retained earnings                                       6,798           5,821                5,804            4,655
Foreign currency translation adjustment                   (12)            (11)                  (9)              (4)
--------------------------------------------------------------------------------------------------------------------
Total                                         $         9,302    $      8,310        $       8,237    $       7,079

Debt to cash flow(2)                                     1.0X            0.9x                 0.7x             0.9x
Debt to EBITDA(3)                                        0.9X            0.8x                 0.6x             0.8x
Debt to book capitalization(4)                          35.0%           34.3%                28.7%            35.2%
Debt to market capitalization                           13.1%           11.1%                 9.7%            13.9%
After tax return on average common
         shareholders' equity(5)                        29.3%           20.3%                14.3%             9.9%
After tax return on average capital
         employed(6)                                    20.2%           14.2%                10.4%             7.5%
====================================================================================================================

(1)  CALCULATED AS CURRENT ASSETS LESS CURRENT LIABILITIES.
(2) CALCULATED AS CURRENT AND LONG-TERM DEBT; DIVIDED BY CASH FLOW FROM OPERATIONS FOR THE TWELVE MONTH TRAILING PERIOD.
(3) CALCULATED AS CURRENT AND LONG-TERM DEBT; DIVIDED BY EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION, DEPLETION AND AMORTIZATION, ASSET RETIREMENT OBLIGATION ACCRETION, UNREALIZED FOREIGN EXCHANGE, STOCK-BASED COMPENSATION EXPENSE AND UNREALIZED RISK MANAGEMENT ACTIVITIES FOR THE TWELVE MONTH TRAILING PERIOD.
(4) CALCULATED AS CURRENT AND LONG-TERM DEBT; DIVIDED BY THE BOOK VALUE OF COMMON SHAREHOLDERS' EQUITY PLUS CURRENT AND LONG-TERM DEBT.
(5) CALCULATED AS NET EARNINGS FOR THE TWELVE MONTH TRAILING PERIOD AS A PERCENTAGE OF AVERAGE COMMON SHAREHOLDERS' EQUITY FOR THE PERIOD.
(6) CALCULATED AS NET EARNINGS PLUS AFTER-TAX INTEREST EXPENSE FOR THE TWELVE MONTH TRAILING PERIOD; AS A PERCENTAGE OF AVERAGE CAPITAL EMPLOYED FOR THE PERIOD. AVERAGE CAPITAL EMPLOYED IS THE AVERAGE SHAREHOLDERS' EQUITY AND CURRENT AND LONG-TERM DEBT FOR THE PERIOD.


  CANADIAN NATURAL RESOURCES LIMITED                                       35
==============================================================================

The Company's capital resources at June 30, 2006 consist primarily of cash flow from operations, available credit facilities and access to capital markets. Cash flow from operations is dependent on factors discussed in the Risks and Uncertainties section of the Company's December 31, 2005 annual MD&A. The Company's ability to renew existing credit facilities and raise new debt is dependent upon these factors, maintaining an investment grade debt rating and the condition of capital and credit markets. Management believes internally generated cash flows supported by the implementation of the Company's hedge policy, the flexibility of its capital expenditure programs supported by its five and ten-year financial plans, the Company's existing credit facilities and the Company's ability to raise new debt, will be sufficient to sustain its operations and support its growth strategy

At June 30, 2006 the Company had undrawn bank lines of credit of $1,904 million. These credit lines are supported by credit facilities, which if not extended, mature in 2011.

At June 30, 2006, the working capital deficit was $1,554 million and included the current portion of other long-term liabilities of $1,313 million, comprised of stock-based compensation of $539 million and the mark-to-market valuation of non-designated risk management financial derivative instruments of $774 million. The repayment of the stock-based compensation liability is dependant upon both the surrender of vested stock options for cash settlement by employees and the value of the Company's share price at the time of surrender. The cash settlement amount of the risk management financial derivative instruments may vary materially depending upon the underlying crude oil and natural gas prices at the time of final settlement of the financial derivative instruments, as compared to their mark-to-market value at June 30, 2006.

The Company is committed to maintaining a strong financial position. In the second quarter of 2006, strong operational results and high commodity prices resulted in a debt to book capitalization level of 35.0%. The Company believes it has the necessary financial capacity to complete the Horizon Project while at the same time not compromising delivery of conventional crude oil and natural gas growth opportunities. The financing of Phase 1 of the Horizon Project development is guided by the competing principles of retaining as much direct ownership interest as possible while maintaining a strong balance sheet. Existing proved development projects, which have largely been funded prior to June 30, 2006, such as Baobab, Primrose and West Espoir may provide identified growth in production volumes in 2006 through 2008, and may generate incremental free cash flows during this period.

The Company's commodity hedging program was put in place to reduce the risk of volatility in commodity price markets and to underpin the Company's cash flow for its capital expenditures program through the Horizon Project construction period. This expanded program allows for the economic hedging of up to 75% of the near 12 months budgeted production, up to 50% of the following 13 to 24 months estimated production and up to 25% of production expected in months 25 to 48 through the use of derivative financial instruments. For the purpose of this program, the purchase of crude oil put options is in addition to the above parameters. As a result, approximately 75% of budgeted crude oil volumes and approximately 65% of budgeted natural gas volumes have been hedged through the use of collars for the remainder of 2006. In addition, approximately 25% of estimated 2007 crude oil volumes and approximately 60% of estimated 2007 natural gas volumes have been hedged through the use of collars.


LONG-TERM DEBT

Long-term debt as at June 30, 2006 was $5,004 million. The debt to EBITDA ratio was 0.9x (March 31, 2006 - 0.8x; December 31, 2005 - 0.6x; June 30, 2005
- 0.8x) and the debt to book capitalization was 35.0% (March 31, 2006 - 34.3%; December 31, 2005 - 28.7%; June 30, 2005 - 35.2%) as at June 30, 2006. These
ratios are currently at or below the Company's guidelines for balance sheet management of debt to EBITDA of 1.5x to 2.0x and debt to book capitalization of 35% to 45%.


OPERATING FACILITIES

As at June 30, 2006, the Company had in place unsecured bank credit facilities of $3,456 million, comprised of:

    --    a $100 million operating demand credit facility;

    --    a 5-year revolving credit and term loan facility of $1,825 million;

    --    a 5-year revolving credit and term loan facility of $1,500 million;
          and

    -- an unsecured (pound)15 million demand overdraft credit facility related to the Company's North Sea operations.


  36                                      CANADIAN NATURAL RESOURCES LIMITED
==============================================================================

During the second quarter, the syndicated revolving credit and term loan facilities were renegotiated and are fully revolving for a period of five years maturing June 2011. Both facilities are extendible annually for one year periods at the mutual agreement of the Company and the lenders. If the facilities are not extended, the full amount of the outstanding principal would be repayable on the maturity date.

In addition to the outstanding debt, letters of credit and financial guarantees aggregating $124 million were outstanding at June 30, 2006.


MEDIUM-TERM NOTES

In January 2006, the Company issued $400 million of debt securities maturing January 2013, bearing interest at 4.50%. Proceeds from the securities issued were used to repay bankers' acceptances under the Company's bank credit facilities. After issuing these securities, the Company has $1.6 billion remaining on its $2 billion shelf prospectus filed in August 2005 that allows for the issue of medium-term notes in Canada until September 2007. If issued, these securities will bear interest as determined at the date of issuance.


US DOLLAR DEBT SECURITIES

In June 2005, the Company filed a short form prospectus that allows for the issue of up to US$2 billion of debt securities in the United States until July 2007, of which no securities have been issued to date. If issued, these securities will bear interest as determined at the date of issuance.


SHARE CAPITAL

As at June 30, 2006, there were 537,155,000 common shares and 30,110,000 stock options outstanding. As at July 28, 2006, the Company had 537,296,000 common shares outstanding.

In January 2006, the Company announced the renewal of its Normal Course Issuer Bid through the facilities of the Toronto Stock Exchange and the New York Stock Exchange to purchase, during the 12-month period beginning January 24, 2006 and ending January 23, 2007, up to 26,852,545 common shares or 5% of the common shares of the Company then outstanding on the date of the announcement. As at June 30, 2006, the Company had purchased 390,000 common shares at an average price of $56.93 per common share, for a total cost of $22 million. Subsequent to June 30, 2006, the Company purchased an additional 45,000 common shares at an average price of $60.85 per common share, for a total cost of $3 million.

In February 2006, the Board of Directors set the regular quarterly dividend at $0.075 per common share (2005 - $0.059 per common share). The Company has paid regular quarterly dividends in January, April, July, and October of each year since 2001. The dividend policy undergoes a periodic review by the Board of Directors and is subject to change.


  CANADIAN NATURAL RESOURCES LIMITED                                       37
==============================================================================

CONTRACTUAL OBLIGATIONS

In the normal course of business, the Company has entered into various contractual arrangements and commitments that will have an impact on the Company's future operations. These contractual obligations and commitments primarily relate to debt repayments, operating leases relating to office space and offshore production and storage vessels, and firm commitments for gathering, processing and transmission services, as well as expenditures relating to asset retirement obligations. The Company has not entered into any contracts that would require consolidation under CICA Accounting Handbook, AcG-15, Consolidation of Variable Interest Entities. The following table summarizes the Company's commitments as at June 30, 2006:

                                              Remaining
($ millions)                                       2006        2007         2008        2009         2010   Thereafter
-----------------------------------------------------------------------------------------------------------------------
Product transportation and                   $      107  $      184   $      181  $      128   $      117  $     1,120
pipeline (1)
Offshore equipment operating lease           $       25  $       49   $       50  $       49   $       49  $       172
Offshore drilling                            $       76  $      158   $       55  $       11   $       11  $         4
Asset retirement obligations (2)             $       50  $        4   $        4  $        4   $        7  $     3,303
Long-term debt (3)                           $        -  $      160   $       35  $       35   $        -  $     3,252

Other (4)                                    $       32  $       67   $       27  $       35   $       36  $        11
=======================================================================================================================

(1) IN 2005, THE COMPANY ENTERED INTO A 25 YEAR PIPELINE TRANSPORTATION AGREEMENT COMMENCING IN 2008, RELATED TO FUTURE CRUDE OIL PRODUCTION. THE AGREEMENT IS RENEWABLE FOR SUCCESSIVE 10-YEAR PERIODS AT THE COMPANY'S OPTION. DURING THE INITIAL TERM, ANNUAL TOLL PAYMENTS BEFORE OPERATING COSTS WILL BE APPROXIMATELY $35 MILLION.
(2) REPRESENTS MANAGEMENT'S ESTIMATE OF THE FUTURE UNDISCOUNTED PAYMENTS TO SETTLE ASSET RETIREMENT OBLIGATIONS RELATED TO RESOURCE PROPERTIES, FACILITIES, AND PRODUCTION PLATFORMS, BASED ON CURRENT LEGISLATION AND INDUSTRY OPERATING PRACTICES.
(3) NO DEBT REPAYMENTS ARE REFLECTED FOR THE BANK CREDIT FACILITIES DUE TO THE EXTENDABLE NATURE OF THE FACILITIES.
(4) CONSISTS OF FUTURE EXPENDITURES RELATED PRIMARILY TO OFFICE LEASE, ELECTRICITY AND CRUDE OIL PROCESSING.


In February 2005, the Board of Directors approved the construction costs for Phase 1 of the Horizon Project, which are budgeted to be $6.8 billion, including a contingency fund of $700 million, with cumulative spending of $2.6 billion to June 30, 2006, $1.3 billion targeted to be incurred in the remainder of 2006 and $2.9 billion targeted to be incurred in 2007 and 2008.

The Company is defendant and plaintiff in a number of legal actions that arise in the normal course of business. The Company believes that any liabilities that might arise pertaining to such matters would not have a material effect on its consolidated financial position.


CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires the Company to make judgements, assumptions and estimates in the application of generally accepted accounting principles that have a significant impact on the financial results of the Company. Actual results could differ from those estimates. A comprehensive discussion of the Company's significant accounting policies is contained in the MD&A and the audited consolidated financial statements for the year ended December 31, 2005.


  38                                      CANADIAN NATURAL RESOURCES LIMITED
==============================================================================

SENSITIVITY ANALYSIS(1)

The following table is indicative of the annualized sensitivities of cash flow from operations and net earnings from changes in certain key variables. The analysis is based on business conditions and production volumes during the second quarter of 2006. Each separate item in the sensitivity analysis shows the effect of an increase in that variable only; all other variables are held constant.

                                                   CASH FLOW          CASH FLOW
                                                                           FROM                                  NET
                                                        FROM         OPERATIONS               NET           EARNINGS
                                                  OPERATIONS        (PER COMMON          EARNINGS        (PER COMMON
                                                ($ MILLIONS)      SHARE, BASIC)      ($ MILLIONS)      SHARE, BASIC)
---------------------------------------------------------------------------------------------------------------------
PRICE CHANGES
Crude oil - WTI US$1.00/bbl(2)
   Excluding financial derivatives            $          105    $          0.20     $          73   $           0.14
   Including financial derivatives            $           75    $          0.14     $          52   $           0.10
Natural gas - AECO C$0.10/mcf(2)
   Excluding financial derivatives            $           39    $          0.07     $          26   $           0.05
   Including financial derivatives            $       8 - 13    $   0.01 - 0.02     $       2 - 6   $    0.00 - 0.01
VOLUME CHANGES
Crude oil - 10,000 bbl/d                      $          138    $          0.26     $          75   $           0.14
Natural gas  - 10 mmcf/d                      $           16    $          0.03     $           6   $           0.01
FOREIGN CURRENCY RATE CHANGE
$0.01 change in C$ in relation to US$(2)      $      72 - 74    $   0.13 - 0.14     $          27   $           0.05
INTEREST RATE CHANGE - 1%                     $           15    $          0.03     $          15   $           0.03
=====================================================================================================================

(1) THE SENSITIVITIES ARE CALCULATED BASED ON 2006 SECOND QUARTER RESULTS EXCLUDING MARK-TO-MARKET GAINS (LOSSES) ON RISK MANAGEMENT ACTIVITIES.
(2) FOR DETAILS OF OUTSTANDING FINANCIAL INSTRUMENTS IN PLACE, REFER TO NOTE 7 OF THE COMPANY'S UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS.


  CANADIAN NATURAL RESOURCES LIMITED                                       39
==============================================================================

OTHER OPERATING HIGHLIGHTS

NETBACK ANALYSIS
                                                         Three Months Ended                  Six Months Ended
                                              -------------                           -------------
                                                   JUN 30       Mar 31      Jun 30         JUN 30       Jun 30
($/boe)(1)                                           2006         2006        2005           2006         2005
---------------------------------------------------------------------------------------------------------------
Sales price(2)                                  $   50.36   $    46.30   $   43.05    $     48.39   $    41.51
Royalties                                            5.80         6.44        5.85           6.11         5.64
Production expense(3)                                8.85         8.46        8.29           8.66         8.17
---------------------------------------------------------------------------------------------------------------
NETBACK                                             35.71        31.40       28.91          33.62        27.70
Midstream contribution(3)                           (0.23)       (0.25)      (0.25)         (0.24)       (0.28)
Administration                                       0.78         0.85        0.85           0.81         0.79
Interest, net                                        0.53         0.51        0.82           0.52         0.87
Realized risk management loss                        7.81         7.90        1.98           7.85         1.91
Realized foreign exchange loss (gain)                0.25        (0.12)      (0.14)          0.07        (0.19)
Taxes other than income tax - current                1.13         0.71        0.76           0.93         0.81
Current income tax - North America                   0.42         0.36        0.71           0.39         0.69
Current income tax - North Sea                      (0.01)        0.01        0.59              -         0.70
Current income tax - Offshore West Africa            0.30         0.27        0.08           0.29         0.07
---------------------------------------------------------------------------------------------------------------
CASH FLOW                                       $   24.73   $    21.16   $   23.51    $     23.00   $    22.33
===============================================================================================================

(1)  AMOUNTS EXPRESSED ON A PER UNIT BASIS ARE BASED ON SALES VOLUMES.
(2)  INCLUDING TRANSPORTATION COSTS AND EXCLUDING RISK MANAGEMENT ACTIVITIES.
(3)  EXCLUDING INTERSEGMENT ELIMINATION.


  40                                      CANADIAN NATURAL RESOURCES LIMITED
==============================================================================

FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

                                                                  -------------
                                                                       JUN 30          Dec 31
(millions of Canadian dollars, unaudited)                                2006            2005
----------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                      $        15     $        18
   Accounts receivable and other                                        1,507           1,546
   Future income tax                                                      447             487
----------------------------------------------------------------------------------------------
                                                                        1,969           2,051
PROPERTY, PLANT AND EQUIPMENT                                          22,351          19,694
OTHER LONG-TERM ASSETS                                                    115             107
----------------------------------------------------------------------------------------------
                                                                  $    24,435     $    21,852
==============================================================================================

LIABILITIES
CURRENT LIABILITIES
   Accounts payable                                               $       792     $       573
   Accrued liabilities                                                  1,418           1,781
   Current portion of other long-term liabilities (note 3)              1,313           1,471
----------------------------------------------------------------------------------------------
                                                                        3,523           3,825
LONG-TERM DEBT (note 2)                                                 5,004           3,321
OTHER LONG-TERM LIABILITIES (note 3)                                    1,506           1,434
FUTURE INCOME TAX                                                       5,100           5,035
----------------------------------------------------------------------------------------------
                                                                       15,133          13,615
----------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
SHARE CAPITAL (note 5)                                                  2,516           2,442
RETAINED EARNINGS                                                       6,798           5,804
FOREIGN CURRENCY TRANSLATION ADJUSTMENT                                   (12)             (9)
----------------------------------------------------------------------------------------------
                                                                        9,302           8,237
----------------------------------------------------------------------------------------------
                                                                  $    24,435     $    21,852
==============================================================================================

COMMITMENTS (NOTE 8)


  CANADIAN NATURAL RESOURCES LIMITED                                       41
==============================================================================

CONSOLIDATED STATEMENTS OF EARNINGS
                                                            Three Months Ended                   Six Months Ended
                                                      -----------------                -------------
(millions of Canadian dollars, except per common               JUN 30         Jun 30         JUN 30           Jun 30
   share amounts, unaudited)                                     2006           2005           2006             2005
---------------------------------------------------------------------------------------------------------------------
REVENUE                                                 $       2,717    $     2,164    $     5,089     $      4,157
Less: royalties                                                  (302)          (283)          (618)            (542)
---------------------------------------------------------------------------------------------------------------------
REVENUE, NET OF ROYALTIES                                       2,415          1,881          4,471            3,615
---------------------------------------------------------------------------------------------------------------------
EXPENSES
Production                                                        467            405            886              794
Transportation                                                     78             66            159              133
Depletion, depreciation and amortization                          557            484          1,078              958
Asset retirement obligation accretion (note 3)                     16             17             33               35
Administration                                                     40             42             82               77
Stock-based compensation (recovery) expense (note 3)              (34)           215             98              399
Interest, net                                                      28             40             53               83
Risk management activities (note 7)                               381            215            777            1,300
Foreign exchange (gain) loss                                      (46)            10            (41)              (2)
---------------------------------------------------------------------------------------------------------------------
                                                                1,487          1,494          3,125            3,777
---------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) BEFORE TAXES                                      928            387          1,346             (162)
Taxes other than income tax                                        77             40            138               82
Current income tax expense (note 4)                                37             66             69              140
Future income tax (recovery) expense (note 4)                    (224)            62             44             (179)
---------------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS)                                     $       1,038    $       219    $     1,095     $       (205)
---------------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS) PER COMMON SHARE (note 6)
   Basic and diluted                                    $        1.93    $      0.41    $      2.04     $      (0.38)
=====================================================================================================================

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
                                                                                          Six Months Ended
                                                                                -------------------
                                                                                          JUN 30             Jun 30
(millions of Canadian dollars, unaudited)                                                   2006               2005
--------------------------------------------------------------------------------------------------------------------
BALANCE - BEGINNING OF PERIOD                                                     $        5,804     $        4,922
Net earnings (loss)                                                                        1,095               (205)
Dividends on common shares (note 5)                                                          (81)               (62)
Purchase of common shares under normal course issuer bid (note 5)                            (20)                 -
--------------------------------------------------------------------------------------------------------------------
BALANCE - END OF PERIOD                                                           $        6,798     $        4,655
====================================================================================================================


  42                                      CANADIAN NATURAL RESOURCES LIMITED
==============================================================================

CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                Three Months Ended                Six Months Ended
                                                            -------------                --------------
                                                                JUN 30          Jun 30         JUN 30        Jun 30
(millions of Canadian dollars, unaudited)                         2006            2005           2006          2005
--------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net earnings (loss)                                         $    1,038     $       219    $     1,095    $     (205)
Non-cash items
   Depletion, depreciation and amortization                        557             484          1,078           958
   Asset retirement obligation accretion                            16              17             33            35
   Stock-based compensation (recovery) expense                     (34)            215             98           399
   Unrealized risk management activities                           (26)            119            (18)         1,117
   Unrealized foreign exchange (gain) loss                         (58)             16            (48)           16
   Deferred petroleum revenue tax                                   18               4             44             4
   Future income tax (recovery) expense                           (224)             62             44          (179)
Deferred charges                                                     7            (33)             (8)          (38)
Abandonment expenditures                                           (17)            (7)            (32)          (11)
Net change in non-cash working capital                             (47)            135           (358)          (87)
--------------------------------------------------------------------------------------------------------------------
                                                                 1,230           1,231          1,928         2,009
--------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Issue (repayment) of bankers' acceptances                          781           (614)          1,400          (341)
Issue of medium-term notes                                           -             400            400           400
Issue of common shares on exercise of stock options                  3               3             13             5
Dividends on common shares                                         (40)           (30)            (72)          (57)
Purchase of common shares                                          (22)              -            (22)            -
Net change in non-cash working capital                               4               4              6            20
--------------------------------------------------------------------------------------------------------------------
                                                                   726            (237)         1,725            27
--------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Expenditures on property, plant and equipment                   (1,543)           (950)        (3,837)       (2,318)
Net proceeds on sale of property, plant and equipment                2             348              2           348
--------------------------------------------------------------------------------------------------------------------
Net expenditures on property, plant and equipment               (1,541)           (602)        (3,835)       (1,970)
Investment in other assets                                           -             (60)             -           (60)
Net change in non-cash working capital                            (412)           (342)           179            (3)
--------------------------------------------------------------------------------------------------------------------
                                                                (1,953)         (1,004)        (3,656)       (2,033)
--------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH                                          3             (10)            (3)            3
CASH - BEGINNING OF PERIOD                                          12              41             18            28
--------------------------------------------------------------------------------------------------------------------
CASH - END OF PERIOD                                        $       15     $        31    $        15    $       31
====================================================================================================================
INTEREST PAID                                               $       57     $        47    $       109    $       91
TAXES PAID
   Taxes other than income tax                              $       52     $        49    $       133    $      159
   Current income tax                                       $       80     $        12    $       253    $      123
====================================================================================================================


  CANADIAN NATURAL RESOURCES LIMITED                                       43
==============================================================================

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (tabular amounts in millions of Canadian dollars, unaudited)

1.       ACCOUNTING POLICIES

The interim consolidated financial statements of Canadian Natural Resources Limited (the "Company") include the Company and all of its subsidiaries and partnerships, and have been prepared following the same accounting policies as the audited consolidated financial statements of the Company as at December 31, 2005. The interim consolidated financial statements contain disclosures that are supplemental to the Company's annual audited consolidated financial statements. Certain disclosures that are normally required to be included in the notes to the annual audited consolidated financial statements have been condensed. These financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended December 31, 2005.


COMPARATIVE FIGURES

Certain figures provided for the prior year have been reclassified to conform to the presentation adopted in 2006.

2.       LONG-TERM DEBT
                                                                  ---------------
                                                                         JUN 30        Dec 31
                                                                           2006          2005
----------------------------------------------------------------------------------------------
Bank credit facilities
         Bankers' acceptances                                     $       1,522   $       122
Medium-term notes                                                           925           525
Senior unsecured notes (2006 and 2005 - US$93 million)                      104           108
US dollar debt securities (2006 and 2005 - US$2,200 million)              2,453         2,566
----------------------------------------------------------------------------------------------
                                                                  $       5,004   $     3,321
==============================================================================================


BANK CREDIT FACILITIES

As at June 30, 2006, the Company had in place unsecured bank credit facilities of $3,456 million, comprised of:

o    a $100 million operating demand credit facility;

o    a 5-year revolving credit and term loan facility of $1,825 million;

o    a 5-year revolving credit and term loan facility of $1,500 million; and

o an unsecured (pound)15 million demand overdraft credit facility related to the Company's North Sea operations.

During the second quarter, the syndicated revolving credit and term loan facilities were renegotiated and are fully revolving for a period of five years maturing June 2011. Both facilities are extendible annually for one year periods at the mutual agreement of the Company and the lenders. If the facilities are not extended, the full amount of the outstanding principal would be repayable on the maturity date.

The weighted average interest rate of the bank credit facilities outstanding at June 30, 2006, was 4.8% (December 31, 2005 - 4.0%).

In addition to the outstanding debt, letters of credit and financial guarantees aggregating $124 million were outstanding at June 30, 2006.


  44                                      CANADIAN NATURAL RESOURCES LIMITED
==============================================================================

MEDIUM-TERM NOTES

In January 2006, the Company issued $400 million of debt securities maturing January 2013, bearing interest at 4.50%. Proceeds from the securities issued were used to repay bankers' acceptances under the Company's bank credit facilities. After issuing these securities, the Company has $1.6 billion remaining on its $2 billion shelf prospectus filed in August 2005 that allows for the issue of medium-term notes in Canada until September 2007. If issued, these securities will bear interest as determined at the date of issuance.


US DOLLAR DEBT SECURITIES

In June 2005, the Company filed a short form prospectus that allows for the issue of up to US$2 billion of debt securities in the United States until July 2007, of which no securities have been issued to date. If issued, these securities will bear interest as determined at the date of issuance.


3.       OTHER LONG-TERM LIABILITIES
                                                     -------------
                                                          JUN 30        Dec 31
                                                            2006          2005
-------------------------------------------------------------------------------
Asset retirement obligations                         $     1,095   $     1,112
Stock-based compensation                                     809           891
Risk management (note 7)                                     867           885
Other                                                         48            17
-------------------------------------------------------------------------------
                                                           2,819         2,905
Less: current portion                                      1,313         1,471
-------------------------------------------------------------------------------
                                                     $     1,506   $     1,434
===============================================================================

ASSET RETIREMENT OBLIGATIONS

At June 30, 2006, the Company's total estimated undiscounted cost to settle its asset retirement obligations was approximately $3,372 million (December 31, 2005 - $3,325 million). These costs will be incurred over the lives of the operating assets and have been discounted using an average credit-adjusted risk free rate of 6.8%. A reconciliation of the discounted asset retirement obligations is as follows:

                                               ----------------
                                                    SIX MONTHS            Year
                                                         ENDED           Ended
                                                  JUN 30, 2006    Dec 31, 2005
-------------------------------------------------------------------------------
Balance - beginning of period                     $      1,112    $      1,119
         Liabilities incurred                                5              47
         Liabilities settled                               (32)            (46)
         Asset retirement obligation accretion              33              69
         Revision of estimates                               -             (56)
         Foreign exchange                                  (23)            (21)
-------------------------------------------------------------------------------
Balance - end of period                           $      1,095    $      1,112
===============================================================================

The Company's pipelines have indeterminant lives and therefore the fair values of the related asset retirement obligations cannot be reasonably determined. The asset retirement obligations for these assets will be recorded in the years in which the lives of the assets are determinable.


  CANADIAN NATURAL RESOURCES LIMITED                                       45
==============================================================================

STOCK-BASED COMPENSATION

The Company recognizes a liability for the potential cash settlements under its Stock Option Plan. The current portion represents the maximum amount of the liability payable within the next 12-month period if all vested options are surrendered for cash settlement.

                                                                ----------------
                                                                    SIX MONTHS              Year
                                                                         ENDED             Ended
                                                                  JUN 30, 2006      Dec 31, 2005
-------------------------------------------------------------------------------------------------
Balance - beginning of period                                     $        891      $        323
         Stock-based compensation provision                                 98               723
         Current period payment for options surrendered                   (183)             (227)
         Transferred to common shares                                      (63)              (29)
         Capitalized to Horizon Project                                     66               101
-------------------------------------------------------------------------------------------------
Balance - end of period                                                    809               891
Less: current portion of stock-based compensation                          539               629
-------------------------------------------------------------------------------------------------
                                                                  $        270      $        262
=================================================================================================

4.       INCOME TAXES

The provision for income taxes is as follows:
                                                        Three Months Ended      Six Months Ended
                                                      -----------            ---------
                                                         JUN 30      Jun 30    JUN 30      Jun 30
                                                           2006        2005      2006        2005
--------------------------------------------------------------------------------------------------
Current income tax - North America                    $      22   $      34  $     40   $      66
Current income tax - North Sea                               (1)         28         -          67
Current income tax - Offshore West Africa                    16           4        29           7
--------------------------------------------------------------------------------------------------
Current income tax expense                                   37          66        69         140
Future income tax (recovery) expense                       (224)         62        44        (179)
--------------------------------------------------------------------------------------------------
Income tax (recovery) expense                         $    (187)  $     128  $    113   $     (39)
==================================================================================================

A significant portion of the Company's North America taxable income is generated by partnerships. Current income taxes are incurred on the partnerships' taxable income in the year following their inclusion in the Company's consolidated net earnings. North America current income tax is dependant upon the nature and amount of capital expenditures incurred in Canada.

During the first quarter of 2006, the UK government substantively enacted an increase to the supplementary charge on profits from UK North Sea crude oil and natural gas production, resulting in an increase of future tax liabilities of $110 million.

During the second quarter of 2006, the Canadian Federal Government enacted reductions to its corporate tax rates, resulting in a reduction of future income tax liabilities of approximately $277 million.

During the second quarter of 2006, the provinces of Alberta and Saskatchewan enacted reductions to their corporate income tax rates, resulting in a reduction of future tax liabilities of approximately $161 million.


  46                                      CANADIAN NATURAL RESOURCES LIMITED
==============================================================================

5.       SHARE CAPITAL
                                                                 -----------------------------------------
                                                                         Six Months Ended Jun 30, 2006

ISSUED                                                              NUMBER OF SHARES
COMMON SHARES                                                            (thousands)               AMOUNT
----------------------------------------------------------------------------------------------------------
Balance - beginning of period                                                536,348       $        2,442
      Issued upon exercise of stock options                                    1,197                   13
      Previously recognized liability on stock options
         exercised for common shares                                               -                   63
      Purchase of common shares under Normal Course Issuer Bid                  (390)                  (2)
----------------------------------------------------------------------------------------------------------
Balance - end of period                                                      537,155       $        2,516
==========================================================================================================

NORMAL COURSE ISSUER BID

In January 2006, the Company announced the renewal of its Normal Course Issuer Bid through the facilities of the Toronto Stock Exchange and the New York Stock Exchange to purchase, during the 12-month period beginning January 24, 2006 and ending January 23, 2007, up to 26,852,545 common shares or 5% of the common shares of the Company then outstanding on the date of the announcement. As at June 30, 2006, the Company had purchased 390,000 common shares at an average price of $56.93 per common share, for a total cost of $22 million. Retained earnings was reduced by $20 million, representing the excess of the purchase price of the common shares over their stated value. Subsequent to June 30, 2006, the Company purchased an additional 45,000 common shares at an average price of $60.85 per common share, for a total cost of $3 million.


DIVIDEND POLICY

In February 2006, the Board of Directors set the regular quarterly dividend at $0.075 per common share (2005 - $0.059 per common share). The Company has paid regular quarterly dividends in January, April, July, and October of each year since 2001. The dividend policy undergoes a periodic review by the Board of Directors and is subject to change.

STOCK OPTIONS
                                                            --------------------------------------------
                                                                    Six Months Ended Jun 30, 2006

                                                               STOCK OPTIONS           WEIGHTED AVERAGE
                                                                 (thousands)             EXERCISE PRICE
--------------------------------------------------------------------------------------------------------
Outstanding - beginning of period                                     30,510          $           17.79
         Granted                                                       5,171          $           60.40
         Exercised for common shares                                  (1,197)         $            9.75
         Surrendered for cash settlement                              (3,442)         $           12.39
         Forfeited                                                      (932)         $           33.01
--------------------------------------------------------------------------------------------------------
Outstanding - end of period                                           30,110          $           25.57
--------------------------------------------------------------------------------------------------------
Exercisable - end of period                                            9,809          $           13.65
========================================================================================================


  CANADIAN NATURAL RESOURCES LIMITED                                       47
==============================================================================

6.       NET EARNINGS (LOSS) PER COMMON SHARE
                                                                   Three Months Ended              Six Months Ended
                                                                 -------------               -------------
                                                                      JUN 30        Jun 30        JUN 30        Jun 30
                                                                        2006          2005          2006          2005
-----------------------------------------------------------------------------------------------------------------------
Weighted average common shares outstanding (thousands)
   - basic and diluted                                               537,351       536,689       537,188       536,597
-----------------------------------------------------------------------------------------------------------------------
Net earnings (loss) - basic and diluted                          $     1,038   $       219   $     1,095   $      (205)
-----------------------------------------------------------------------------------------------------------------------
Net earnings (loss) per common share - basic and diluted         $      1.93   $      0.41   $      2.04   $      (0.38)
========================================================================================================================


7.       FINANCIAL INSTRUMENTS

RISK MANAGEMENT

The Company uses  derivative  financial  instruments  to manage its  commodity price, foreign currency and interest rate exposures. These financial instruments are entered into solely for hedging purposes and are not used for trading or other speculative purposes.

The estimated fair values of non-designated financial derivatives were comprised as follows:

                                             -------------------------------------
                                                       SIX MONTHS ENDED                           Year Ended
                                                         JUN 30, 2006                            Dec 31, 2005
------------------------------------------------------------------------------------------------------------------------
Asset (liability)                               RISK MANAGEMENT         DEFERRED       Risk management         Deferred
                                                 MARK-TO-MARKET          REVENUE        mark-to-market          revenue
------------------------------------------------------------------------------------------------------------------------
Balance - beginning of period                  $           (877)    $         (8)    $              66     $        (26)
Net cost of outstanding put options                         448                -                   190                -
Net change in fair value of outstanding
         derivative financial instruments                    12                -                  (943)               -
Amortization of deferred revenue                              -                6                     -               18
------------------------------------------------------------------------------------------------------------------------
                                                           (417)              (2)                 (687)              (8)
Add: Put premium financing
obligations(1)                                             (448)               -                  (190)               -
------------------------------------------------------------------------------------------------------------------------
Balance - end of period                                    (865)              (2)                 (877)              (8)
Less: current portion                                       772                2                   834                8
------------------------------------------------------------------------------------------------------------------------
                                               $            (93)    $          -     $             (43)    $          -
========================================================================================================================

(1) THE COMPANY HAS NEGOTIATED PAYMENT OF PUT OPTION PREMIUMS WITH VARIOUS COUNTER-PARTIES AT THE TIME OF ACTUAL SETTLEMENT OF THE RESPECTIVE
     OPTIONS. THESE OBLIGATIONS HAVE BEEN REFLECTED IN THE RISK MANAGEMENT LIABILITY.


  48                                      CANADIAN NATURAL RESOURCES LIMITED
==============================================================================

Net losses (gains) from risk management activities for the periods ended June 30 were as follows:

                                               Three Months Ended                       Six Months Ended
                                          -------------                     --------------
                                                JUN 30           Jun 30            JUN 30           Jun 30
                                                  2006             2005              2006             2005
-----------------------------------------------------------------------------------------------------------
Net realized risk management loss         $        407     $         96     $         795     $        183
Net unrealized risk management
   mark-to-market (gain) loss                     (26)              119               (18)           1,117
-----------------------------------------------------------------------------------------------------------
                                          $        381     $        215     $         777     $      1,300
===========================================================================================================

As at June 30, 2006, the net unrecognized liability related to the estimated fair values of derivative financial instruments designated as hedges was $404 million (December 31, 2005 - $990 million).

The Company had the following net financial derivatives outstanding as at June 30, 2006:

                                    Remaining term            Volume            Average price             Index
---------------------------------------------------------------------------------------------------------------
CRUDE OIL
Price collars                Jul 2006   -    Dec 2006    160,000 bbl/d    US$38.17   -   US$48.16          WTI
                             Jul 2006   -    Dec 2006     90,000 bbl/d    US$45.00   -   US$77.93          WTI
                             Jul 2006   -    Dec 2006     22,000 bbl/d     C$46.53   -    C$58.67          WTI
                             Jan 2007   -    Dec 2007     50,000 bbl/d    US$60.00   -   US$90.63          WTI
                             Jan 2007   -    Dec 2007     50,000 bbl/d    US$65.00   -   US$84.52          WTI
Put options                  Jul 2006   -    Jul 2006     38,000 bbl/d                   US$40.00          WTI
                             Aug 2006   -    Dec 2006     51,000 bbl/d                   US$50.00          WTI
                             Jan 2007   -    Dec 2007    100,000 bbl/d                   US$45.00          WTI
                             Jan 2007   -    Dec 2007    100,000 bbl/d                   US$60.00          WTI
                             Jan 2008   -    Dec 2008     50,000 bbl/d                   US$55.00          WTI
                                                                                                     WTI/Dated
Brent differential swaps     Jul 2006   -    Dec 2006     25,000 bbl/d                    US$1.29        Brent
                                                                                                     WTI/Dated
                             Jan 2007   -    Dec 2007     50,000 bbl/d                    US$1.34        Brent
===============================================================================================================

The outstanding cost of put options and their respective periods of settlement are as follows:

                      Q3 2006  Q4 2006  Q1 2007  Q2 2007  Q3 2007  Q4 2007  Q1 2008  Q2 2008  Q3 2008  Q4 2008
---------------------------------------------------------------------------------------------------------------
Cost ($ millions)        US$6     US$5    US$82    US$83    US$84    US$84    US$14    US$14    US$15    US$15
===============================================================================================================


  CANADIAN NATURAL RESOURCES LIMITED                                       49
==============================================================================

                                   Remaining term           Volume             Average price      Index
--------------------------------------------------------------------------------------------------------
NATURAL GAS
AECO collars(1)              Jul 2006   -    Oct 2006     555,000 GJ/d      C$5.50  -   C$7.09     AECO
                             Jul 2006   -    Oct 2006     150,000 GJ/d      C$6.00  -   C$9.53     AECO
                             Jul 2006   -    Dec 2006     100,000 GJ/d      C$7.00  -  C$14.16     AECO
                             Nov 2006   -    Mar 2007    700,000 GJ/d(2)    C$7.50  -  C$18.80     AECO
                             Nov 2006   -    Mar 2007     325,000 GJ/d      C$6.00  -  C$14.68     AECO
                             Nov 2006   -    Mar 2007     100,000 GJ/d      C$7.00  -  C$11.63     AECO
                             Apr 2007   -    Oct 2007     500,000 GJ/d      C$6.00  -  C$10.13     AECO
                             Apr 2007   -    Oct 2007    320,000 GJ/d(3)    C$7.00  -   C$8.25     AECO
                             Nov 2007   -    Mar 2008     500,000 GJ/d      C$6.00  -  C$16.39     AECO
                             Nov 2007   -    Mar 2008     400,000 GJ/d      C$7.00  -  C$14.08     AECO
========================================================================================================

(1) SUBSEQUENT TO JUNE 30, 2006, THE COMPANY ENTERED INTO 300,000 GJ/D OF C$5.00 - C$7.10 AECO COLLARS FOR THE PERIOD SEPTEMBER 2006 TO OCTOBER 2006.
(2) SUBSEQUENT TO JUNE 30, 2006, THE COMPANY UNWOUND 400,000 GJ/D OF THE C$7.50 - C$18.80 AECO COLLARS AND ENTERED INTO 400,000 GJ/D OF C$8.50 - C$11.22 AECO COLLARS FOR THE PERIOD NOVEMBER 2006 TO MARCH 2007.
(3) SUBSEQUENT TO JUNE 30, 2006, THE COMPANY ENTERED INTO AN ADDITIONAL 180,000 GJ/D OF C$7.00 - C$8.21 AECO COLLARS FOR THE PERIOD APRIL 2007 TO OCTOBER 2007.


The Company's outstanding financial derivatives will be settled monthly based on the applicable index pricing for the respective contract month.

The Company has also entered into natural gas physical sales contracts for 325,000 GJ/d at a fixed price of C$9.17 per GJ for the period January to March 2007.

                                                          Amount
                              Remaining term           ($ millions)    Fixed rate         Floating rate
--------------------------------------------------------------------------------------------------------
INTEREST RATE
Swaps - fixed to floating    Jul 2006   -    Oct 2012        US$350          5.45%     LIBOR(1) + 0.81%
                             Jul 2006   -    Dec 2014        US$350          4.90%     LIBOR(1) + 0.38%

Swaps - floating to fixed    Jul 2006   -    Mar 2007           C$4          7.36%              CDOR(2)
========================================================================================================

(1)  LONDON INTERBANK OFFERED RATE
(2)  CANADIAN DEPOSIT OVERNIGHT RATE


  50                                      CANADIAN NATURAL RESOURCES LIMITED
==============================================================================

8.       COMMITMENTS

The Company has committed to certain payments as follows:

                                     Remaining
                                          2006            2007           2008           2009          2010      Thereafter
---------------------------------------------------------------------------------------------------------------------------
Product transportation and
   pipeline (1)                     $      107      $      184     $      181      $     128      $    117     $     1,120
Offshore equipment operating
   lease                            $       25      $       49     $       50      $      49      $     49     $       172
Offshore drilling                   $       76      $      158     $       55      $      11      $     11     $         4
Asset retirement
   obligations (2)                  $       50      $        4     $        4      $       4      $      7     $     3,303
Other (3)                           $       32      $       67     $       27      $      35      $     36     $        11
===========================================================================================================================

(1) THE COMPANY HAS ENTERED INTO A 25 YEAR PIPELINE TRANSPORTATION AGREEMENT COMMENCING IN 2008, RELATED TO FUTURE CRUDE OIL PRODUCTION. THE AGREEMENT IS RENEWABLE FOR SUCCESSIVE 10-YEAR PERIODS AT THE COMPANY'S OPTION. DURING THE INITIAL TERM, THE ANNUAL TOLL PAYMENTS BEFORE OPERATING COSTS WILL BE APPROXIMATELY $35 MILLION.
(2) REPRESENTS MANAGEMENT'S ESTIMATE OF THE FUTURE UNDISCOUNTED PAYMENTS TO SETTLE ASSET RETIREMENT OBLIGATIONS RELATED TO RESOURCE PROPERTIES, FACILITIES, AND PRODUCTION PLATFORMS, BASED ON CURRENT LEGISLATION AND INDUSTRY OPERATING PRACTICES.
(3) CONSISTS OF FUTURE EXPENDITURES RELATED PRIMARILY TO OFFICE LEASE, ELECTRICITY AND CRUDE OIL PROCESSING.


In February 2005, the Board of Directors approved the construction costs for Phase 1 of the Horizon Project, which are budgeted to be $6.8 billion, including a contingency fund of $700 million, with cumulative spending of $2.6 billion to June 30, 2006, $1.3 billion targeted to be incurred in the remainder of 2006 and $2.9 billion targeted to be incurred in 2007 and 2008.



  CANADIAN NATURAL RESOURCES LIMITED                                       51
==============================================================================

9.     SEGMENTED INFORMATION

                                       NORTH AMERICA                       NORTH SEA                    OFFSHORE WEST AFRICA
                              -----------------------------     -----------------------------     -----------------------------
(millions of Canadian          Three Months      Six Months     Three Months       Six Months     Three Months       Six Months
dollars, unaudited)                Ended           Ended            Ended            Ended            Ended            Ended
                                  Jun 30          Jun 30           Jun 30           Jun 30           Jun 30           Jun 30
                              -----            ----             ----             ----             ----             ----
                               2006     2005   2006    2005     2006    2005     2006    2005     2006   2005      2006   2005
--------------------------------------------------------------------------------------------------------------------------------
SEGMENTED REVENUE             2,082    1,719  3,902   3,263      377     381      697     775      255     57       482    101
Less: royalties                (295)    (281)  (605)   (538)       -       -       (1)     (1)      (7)    (2)      (12)    (3)
--------------------------------------------------------------------------------------------------------------------------------
SEGMENTED REVENUE, NET OF
   ROYALTIES                  1,787    1,438  3,297   2,725      377     381      696     774      248     55       470     98
--------------------------------------------------------------------------------------------------------------------------------
SEGMENTED EXPENSES
Production                      356      288    668     563       87     104      168     205       19      9        41     17
Transportation                   83       70    171     140        5       5        8      11        -      -         -      -
Depletion, depreciation
   and amortization             448      396    863     780       62      72      122     154       45     14        89     20
Asset retirement
   obligation accretion           9        7     17      16        7      10       15      19        -      -         1      -
Realized risk management
   activities                   316       76    633     135       91      20      162      48        -      -         -      -
--------------------------------------------------------------------------------------------------------------------------------
TOTAL SEGMENTED EXPENSES      1,212      837  2,352   1,634      252     211      475     437       64     23       131     37
--------------------------------------------------------------------------------------------------------------------------------
SEGMENTED EARNINGS (LOSS)
   BEFORE THE FOLLOWING         575      601    945   1,091      125     170      221     337      184     32       339     61
--------------------------------------------------------------------------------------------------------------------------------
NON-SEGMENTED EXPENSES
Administration
Stock-based compensation
   (recovery) expense
Interest, net
Unrealized risk
   management activities
Foreign exchange (gain)
   loss
--------------------------------------------------------------------------------------------------------------------------------
TOTAL NON-SEGMENTED
   EXPENSES
--------------------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) BEFORE TAXES
Taxes other than income
   tax
Current income tax expense
Future income tax
   (recovery) expense
--------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS)
================================================================================================================================

  52                                      CANADIAN NATURAL RESOURCES LIMITED
==============================================================================

                                                                        INTER-SEGMENT
                                          MIDSTREAM                  ELIMINATION AND OTHER                    TOTAL
                              -----------------------------     -----------------------------     -----------------------------
(millions of Canadian          Three Months      Six Months     Three Months       Six Months     Three Months       Six Months
dollars, unaudited)                Ended           Ended            Ended            Ended            Ended            Ended
                                  Jun 30          Jun 30           Jun 30           Jun 30           Jun 30           Jun 30
                              -----            ----             ----             ----             ----             ----
                               2006     2005   2006    2005     2006    2005     2006    2005     2006   2005      2006   2005
-------------------------------------------------------------------------------------------------------------------------------
SEGMENTED REVENUE                17       17     35      38      (14)    (10)     (27)    (20)   2,717  2,164     5,089  4,157
Less: royalties                   -        -      -       -         -      -        -       -     (302)  (283)     (618)  (542)
-------------------------------------------------------------------------------------------------------------------------------
SEGMENTED REVENUE, NET OF
   ROYALTIES                     17       17     35      38      (14)    (10)     (27)    (20)   2,415  1,881     4,471  3,615
-------------------------------------------------------------------------------------------------------------------------------
SEGMENTED EXPENSES
Production                        6        5     11      11       (1)     (1)      (2)     (2)     467    405       886    794
Transportation                    -        -      -       -      (10)     (9)     (20)    (18)      78     66       159    133
Depletion, depreciation and
   amortization                   2        2      4       4         -      -        -       -      557    484     1,078    958
Asset retirement obligation
   accretion                      -        -      -       -         -      -        -       -       16     17        33     35
Realized risk management
   activities                     -        -      -       -         -      -        -       -      407     96       795    183
-------------------------------------------------------------------------------------------------------------------------------
TOTAL SEGMENTED EXPENSES          8        7     15      15      (11)    (10)     (22)    (20)   1,525  1,068     2,951  2,103
-------------------------------------------------------------------------------------------------------------------------------
SEGMENTED EARNINGS (LOSS)
   BEFORE THE FOLLOWING           9       10     20      23       (3)      -       (5)      -      890    813     1,520  1,512
-------------------------------------------------------------------------------------------------------------------------------
NON-SEGMENTED EXPENSES
Administration                                                                                      40     42        82     77
Stock-based compensation
   (recovery) expense                                                                              (34)   215        98    399
Interest, net                                                                                       28     40        53     83
Unrealized risk management
   activities                                                                                      (26)   119       (18) 1,117
Foreign exchange (gain) loss                                                                       (46)    10       (41)    (2)
-------------------------------------------------------------------------------------------------------------------------------
TOTAL NON-SEGMENTED EXPENSES                                                                       (38)   426       174  1,674
-------------------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) BEFORE TAXES                                                                       928    387     1,346   (162)
Taxes other than income tax                                                                         77     40       138     82
Current income tax expense                                                                          37     66        69    140
Future income tax
   (recovery) expense                                                                             (224)    62        44   (179)
-------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS)                                                                              1,038    219     1,095   (205)
===============================================================================================================================


  CANADIAN NATURAL RESOURCES LIMITED                                       53
==============================================================================

NET ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

                                                               Six Months Ended
                                           JUN 30, 2006                                 Jun 30, 2005
                           ------------------------------------------
                                             NON-CASH/                                  Non-Cash/
                                   CASH     FAIR VALUE   CAPITALIZED            Cash   Fair Value   Capitalized
                           EXPENDITURES      CHANGES(1)        COSTS    Expenditures    Changes(1)        Costs
----------------------------------------------------------------------------------------------------------------
North America               $     1,973     $        5    $    1,978    $      1,050    $    (168)    $     882
North Sea                           287              -           287             169            -           169
Offshore West Africa                 77              -            77             241           31           272
Other                                 9              -             9               5            -             5
Horizon Project(2)                1,468              -         1,468             490            -            490
Midstream                             9              -             9               4            -             4
Head office                          12              -            12              11            -            11
----------------------------------------------------------------------------------------------------------------
                            $     3,835     $        5    $    3,840    $      1,970    $    (137)    $   1,833
================================================================================================================

(1) ASSET RETIREMENT OBLIGATIONS, FUTURE INCOME TAX ADJUSTMENTS ON NON-TAX BASE ASSETS, AND OTHER FAIR VALUE ADJUSTMENTS.
(2) CASH EXPENDITURES ALSO INCLUDE CAPITALIZED INTEREST AND STOCK-BASED COMPENSATION.


                                     Property, plant and equipment                      Total assets
                                  ----------------                    ---------------------
                                           JUN 30          Dec 31                   JUN 30           Dec 31
                                             2006            2005                     2006             2005
------------------------------------------------------------------------------------------------------------
SEGMENTED ASSETS
North America                          $    15,426     $    14,310             $    16,882      $    15,939
North Sea                                   1,757           1,681                    2,016            1,950
Offshore West Africa                        1,234           1,253                    1,326            1,371
Other                                          22              13                       37               30
Horizon Project                             3,635           2,169                    3,715            2,239
Midstream                                     208             203                      390              258
Head office                                    69              65                       69               65
------------------------------------------------------------------------------------------------------------
                                       $   22,351      $   19,694              $    24,435      $    21,852
============================================================================================================


CAPITALIZED INTEREST

Beginning in 2005, following the Board of Directors' approval of the Horizon Project, the Company commenced capitalization of construction period interest based on costs incurred and the Company's cost of borrowing. Interest capitalization will cease once construction is substantially complete and the Horizon Project is available for its intended use. For the six months ended June 30, 2006, pre-tax interest of $74 million was capitalized to the Horizon Project (June 30, 2005 - $25 million).


  54                                      CANADIAN NATURAL RESOURCES LIMITED
==============================================================================

SUPPLEMENTARY INFORMATION

INTEREST COVERAGE RATIOS

The following financial ratios are provided in connection with the Company's continuous offering of medium-term notes pursuant to the short form prospectus dated August 2005. These ratios are based on the Company's interim consolidated financial statements that are prepared in accordance with accounting principles generally accepted in Canada.

Interest coverage ratios for the twelve month period ended June 30, 2006:
----------------------------------------------------------------------------
Interest coverage (times)
     Net earnings(1)                                                   13.6x
     Cash flow from operations(2)                                      23.1x
============================================================================
(1) NET EARNINGS PLUS INCOME TAXES AND INTEREST EXPENSE; DIVIDED BY THE SUM OF INTEREST EXPENSE AND CAPITALIZED INTEREST.
(2) CASH FLOW FROM OPERATIONS PLUS CURRENT INCOME TAXES AND INTEREST EXPENSE; DIVIDED BY THE SUM OF INTEREST EXPENSE AND CAPITALIZED INTEREST.





  CANADIAN NATURAL RESOURCES LIMITED                                       55
==============================================================================

CORPORATE INFORMATION
OFFICERS

   Allan P. Markin*                                                                        Jerry W. Harvey
   CHAIRMAN OF THE BOARD                                             VICE-PRESIDENT, COMMERCIAL OPERATIONS

   N. Murray Edwards*                                                                      Peter J. Janson
   VICE-CHAIRMAN OF THE BOARD                                      VICE-PRESIDENT, ENGINEERING INTEGRATION

   John G. Langille*                                                                      Terry J. Jocksch
   VICE-CHAIRMAN OF THE BOARD                                          VICE-PRESIDENT, EXPLOITATION - EAST

   Steve W. Laut*                                                                      Christopher M. Kean
   PRESIDENT & CHIEF OPERATING OFFICER                                VICE-PRESIDENT, UTILITIES & OFFSITES

   Douglas A. Proll*                                                                       Philip A. Keele
   CHIEF FINANCIAL OFFICER &                                                        VICE-PRESIDENT, MINING
   SENIOR VICE-PRESIDENT, FINANCE
                                                                                         Cameron S. Kramer
   Real M. Cusson*                                                        VICE-PRESIDENT, FIELD OPERATIONS
   SENIOR VICE-PRESIDENT, MARKETING
                                                                                           Richard P. Lock
   Real J.H. Doucet*                                                    VICE-PRESIDENT, BITUMEN PRODUCTION
   SENIOR VICE-PRESIDENT, OIL SANDS
                                                                                                Leon Miura
   Allen M. Knight*                                                              VICE-PRESIDENT, UPGRADING
   SENIOR VICE-PRESIDENT, INTERNATIONAL & CORPORATE DEVELOPMENT
                                                                                              S. John Parr
   Tim S. McKay*                                                         VICE-PRESIDENT, PRODUCTION - EAST
   SENIOR VICE-PRESIDENT, OPERATIONS
                                                                                            David A. Payne
   Lyle G. Stevens*                                                    VICE-PRESIDENT, EXPLOITATION - WEST
   SENIOR VICE-PRESIDENT, EXPLOITATION
                                                                                          Bill R. Peterson
   Jeff W. Wilson*                                                       VICE-PRESIDENT, PRODUCTION - WEST
   SENIOR VICE-PRESIDENT, EXPLORATION
                                                                                         John C. Puckering
   Mary-Jo E. Case*                                                       VICE-PRESIDENT, SITE DEVELOPMENT
   VICE-PRESIDENT, LAND
                                                                                      Sheldon L. Schroeder
   Corey B. Bieber                                                         VICE-PRESIDENT, PROJECT CONTROL
   VICE-PRESIDENT, INVESTOR RELATIONS
                                                                                              Ken W. Stagg
   Wayne M. Chorney                                                      VICE-PRESIDENT, EXPLORATION, WEST
   VICE-PRESIDENT, DEVELOPMENT OPERATIONS
                                                                                            Steve C. Suche
   William R. Clapperton                                                                   VICE-PRESIDENT,
   VICE-PRESIDENT, REGULATORY, STAKEHOLDER & ENVIRONMENTAL               INFORMATION & CORPORATE SERVICES
   AFFAIRS
                                                                                           Lynn M. Zeidler
   Gordon M. Coveney                                                                       VICE-PRESIDENT,
   VICE-PRESIDENT, EXPLORATION - EAST                                      HORIZON CONSTRUCTION MANAGEMENT

   Randall S. Davis*                                                                     Kimberly I. McKay
   VICE-PRESIDENT, FINANCIAL ACCOUNTING & CONTROLS                                              TREASURER

   Larry C. Galea                                                                         Bruce E. McGrath
   VICE-PRESIDENT, OPERATIONS PLANNING                                                 CORPORATE SECRETARY


   *Management Committee


  56                                      CANADIAN NATURAL RESOURCES LIMITED
==============================================================================

STOCK LISTING                                                          BOARD OF DIRECTORS
Toronto Stock Exchange                                                  Catherine M. Best
Trading Symbol - CNQ and CNQ.U*                                         N. Murray Edwards
                                                    Honourable Gary A. Filmon, P.C., O.M.
*denotes trading in US funds                                  Ambassador Gordon D. Giffin
                                                                         John G. Langille
New York Stock Exchange                                                     Steve W. Laut
Trading Symbol - CNQ                                                  Keith A.J. MacPhail
                                          Honourable Frank J. McKenna, P.C., O.N.B., Q.C.
                                                                          Allan P. Markin
REGISTRAR AND TRANSFER AGENT                                           Norman F. McIntyre
Computershare Trust Company of Canada                 James S. Palmer, C.M., A.O.E., Q.C.
CALGARY, ALBERTA                                                     Eldon R. Smith, M.D.
TORONTO, ONTARIO                                                            David A. Tuer
Computershare Investor Services LLC
NEW YORK, NEW YORK
                                                                 INTERNATIONAL OPERATIONS
                                                         CNR International (U.K.) Limited
                                                                       Aberdeen, Scotland

                                                                       INVESTOR RELATIONS
                                                               Telephone:  (403) 514-7777
                                                               Facsimile:  (403) 517-7370
                                                                       Email: ir@cnrl.com
                                                                   Website:  www.cnrl.com




  CANADIAN NATURAL RESOURCES LIMITED                                       57
==============================================================================

                      This page left intentionally blank




  58                                      CANADIAN NATURAL RESOURCES LIMITED
==============================================================================

                      This page left intentionally blank




  CANADIAN NATURAL RESOURCES LIMITED                                       59
==============================================================================

      C A N A D I A N   N A T U R A L   R E S O U R C E S   L I M I T E D

              2500, 855 - 2 Street S.W., Calgary, Alberta T2P 4J8
              Telephone: (403) 517-6700 Facsimile: (403) 517-7350

                              Email: ir@cnrl.com
                             Website: www.cnrl.com


                               Printed in Canada